Exhibit 4.94

CERTAIN IDENTIFIED INFORMATION HEREIN THAT HAS BEEN MARKED WITH BRACKETS (“[***]”) HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

DATED 27 May 2025

(1) BROOGE ENERGY LIMITED

and

(2) GULF NAVIGATION HOLDING PJSC

AGREEMENT for sale and purchase of the entire issued shareholding of each of BROOGE PETROLEUM AND GAS INVESTMENT COMPANY FZE and BROOGE PETROLEUM AND GAS INVESTMENT COMPANY PHASE III FZE

i

Agreed form documents at signing:-

1.	Seller’s Disclosure Letter
2.	Buyer’s Disclosure Letter
3.	Mandatory Convertible Bonds Instrument

ii

THIS AGREEMENT is made on 27 May 2025

BETWEEN:-

(1)	BROOGE ENERGY LIMITED, a limited liability company registered as an exempt company in the Cayman Islands whose registered office is at Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the “Seller”); and

(2)	GULF NAVIGATION HOLDING PJSC, a public joint stock company registered in Dubai, UAE with licence number 543092 and whose registered office is at 39th Floor, API Trio Office Tower, Sheikh Zayed Rd, Dubai, UAE (the “Buyer”),

(each a “Party” and, together, the “Parties”).

IT IS AGREED AS FOLLOWS:-

1.	Interpretation

1.1	In this Agreement the following words and expressions have the following meanings:-

“Accounting Practice”	the practice of preparing accounts in compliance with all Applicable Law and accounting conventions, principles and practices generally accepted in the UAE as at the Accounts Date required to be used in the preparation of accounts, which accounts are intended to show a fair presentation, as required by International Accounting Standards

“Accounts”	the consolidated audited accounts of each of the Companies as prepared in accordance with Applicable Law for the financial period ended on the Accounts Date

“Accounts Date”	31 December 2023

“Accounts Relief”	(a) any Relief which is taken into account in computing and so reducing or eliminating any provision for deferred Tax which appears in the Accounts (or which, but for such Relief, would have appeared in the Accounts); and

(b) any Relief which is recognised as an asset in the Accounts

“Admission”	the admission by the SCA of the Consideration Shares to the Dubai Financial Market and the admission of the Consideration Shares to trading on the Dubai Financial Market having become effective in accordance with the listing rules issued by the SCA

“AED”	UAE dirhams, being the lawful currency of the UAE

“Affiliate”	means:-

(a) in the case of a person who is an individual, any spouse, civil partner, co-habitee, lineal descendants by blood or adoption (and including step-descendants), parents or siblings (by blood or adoption), step parents and/or step siblings or any person or persons acting in its or their capacity as trustee or trustees of a trust of which such individual is a settler, in each case from time to time;

(b) in the case of a person which is a body corporate, any subsidiary undertaking or parent undertaking of that person and any subsidiary undertaking of any such parent undertaking;

(c) in the case of a person which is a limited partnership, the partners of the person or their nominees or a nominee or trustee for the person, or any investors in a fund which holds interests, directly or indirectly, in the limited partnership or any entity which manages and/or advises any such entity; and

(d) any Affiliate of any person in paragraphs (a) to (c) above,

and in all cases excluding each Group Company

“Applicable Law”	all laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or Competent Authority or tribunal exercising statutory or delegated powers and all codes of practice having force of law, in each case, to the extent applicable to any Party or any Group Company, or as the context requires

“[***]”	[***]

“[***]”	[***]

“[***]”	[***]

“Bond Terms”	has the meaning given in Clause 5.1.6(a)

“Branch”	the Abu Dhabi branch of BPGIC, details of which are set out in Part 2 of Schedule 1

“Bribery Legislation”	all and any of the following:-

(a) all anti-bribery or anti-corruption legislation in force in the UAE

(b) the United Nations Convention against Corruption

(c) the United States Foreign Corrupt Practices Act of 1977 as amended

(d) the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions and related implementing legislation

(e) all applicable anti-bribery or anti-corruption related provisions in criminal and anti-competition laws and/or anti-bribery or anti-corruption laws anywhere in the world

“Business Day”	any day (other than a Saturday, Sunday or a public holiday in the UAE or Cayman Islands) on which clearing banks in the UAE and Cayman Islands are open for the transaction of normal banking business

“Buyer Commercial Warranties”	the warranties contained in Part B of Schedule 4 (and references to a “Buyer Commercial Warranty” shall be construed accordingly)

“Buyer Fundamental Warranties”	the warranties contained in Part A of Schedule 4 and references to a “Buyer Fundamental Warranty” shall be construed accordingly

“Buyer Tax Warranties”	the warranties contained in Paragraph 19 of Part 2 of Schedule 5 and references to a “Buyer Tax Warranty” shall be construed accordingly

“Buyer’s Data Room”	means the online data room for Project Mercury hosted on the GulfNav Sharepoint site as at 23:59 on 23 May 2025

“Buyer’s Disclosure Documents”	the documents listed in the index of documents attached to the Buyer’s Disclosure Letter, copies of which are contained in the Buyer’s Data Room and on the Buyer’s USB Stick

“Buyer’s Disclosure Letter”	the disclosure letter from the Buyer to the Seller setting out disclosures against the Buyer’s Warranties and having the same date as this Agreement, the receipt of which has been acknowledged by the Seller

“Buyer’s Group”	the Buyer, any subsidiary or holding company from time to time of the Buyer and any company which is a subsidiary from time to time of any holding company of the Buyer and includes, for the avoidance of doubt, each Group Company (and any reference to a “member of the Buyer’s Group” shall be construed accordingly)

“Buyer’s Relief”	(a) any Accounts Relief; or

(b) any Relief which arises to a Group Company in respect any period or part period commencing after Completion and which is not attributable to any Event occurring on or before Completion; or

(c) any Relief arising to the Buyer’s Group (excluding the Company) whenever so arising

“Buyer’s Supplemental Disclosure Letter”	a disclosure letter, substantially in the same form as the Buyer’s Disclosure Letter from the Buyer to the Seller executed by the Buyer and delivered to the Seller at Completion and making certain disclosures against the Buyer Commercial Warranties to the extent that the matters disclosed therein arose on or after the date of this Agreement and prior to Completion

“Buyer’s USB Stick”	the USB memory stick containing the Buyer’s Disclosure Documents and the contents of the Buyer’s Data Room

“Buyer’s Warranties”	the Buyer Fundamental Warranties, the Buyer Commercial Warranties and the Buyer Tax Warranties

“Cash Consideration”	has the meaning given in Clause 3.1.1

“Claim for Tax”	means any assessment, notice, demand, determination, letter or other document issued by or action taken by or on behalf of any Tax Authority or any circumstances indicating that the Company is or may be placed or is sought to be placed under a Liability for Tax which could give rise to a claim by the Buyer under the Tax Covenant or for breach of the Seller Tax Warranties

“Commercial Registration”	has the meaning given in Clause 7.4.3

“Companies”	Brooge Petroleum and Gas Investment Company FZE (“BPGIC”) and Brooge Petroleum and Gas Investment Company Phase III FZE (“BPGIC Phase III”), details of which are set out in Schedule 1 (each a “Company”)

“Companies Law”	Federal Decree Law Number 32 of 2021 on commercial companies, as amended

“Competent Authority”	any government, local government, statutory or regulatory body, court, governmental authority, department, commission, board, agency or other instrumentality of any country or jurisdiction or any part thereof having jurisdiction over this Agreement, any Party, any Group Company or the business of the Group Companies

“Competition Law”	all competition law, anti-trust law, or law having equivalent purpose or effect applicable to the business of any Group Company

“Completion”	completion of the sale and purchase of the Shares in accordance with this Agreement and the matters set out in Clause 8

“Completion Conditions”	means the conditions to Completion set out in Clause 5.4

“Completion Date”	has the meaning given in Clause 8.1

“Completion Escrow Account”	means the deposit account opened and operated by the Escrow Agent in accordance with the Escrow Agreement and prior to the satisfaction of the Share Transfer Conditions, for the purposes of facilitating Completion and receiving the Escrow Amount

“Computer Systems”	all hardware, firmware, peripherals, communication links, storage media, networking equipment and other equipment used in conjunction therewith together with all computer software and all related object and source codes and databases used by or on behalf of any Group Company

“Conditions”	the Share Transfer Conditions and the Completion Conditions

“Confidential Information”	all information not in the public domain and which is used in, or which otherwise relates to each Group Company’s business, its customers or financial or other affairs, including, without limitation, information relating to:-

(a) the marketing of products or services including customer names and lists and other details of customers, financial information, sales targets, sales statistics, market share statistics, prices, market research reports and surveys, and advertising or other promotional materials

(b) future projects, business development or planning, commercial relationships and negotiations,

existing in whatever form

“Consequential Losses”	any punitive or exemplary damages, any indirect or consequential damages or any loss of profit or revenue or damage to goodwill or reputation, in each case, whether due to a breach of contract, breach of warranty, breach of representation, negligence or otherwise

“Consideration”	the consideration for the purchase of the Shares set out in Clause 3.1

“Consideration Shares”	has the meaning given to it in Clause 3.1.2

“Control”	in relation to any person (being the “Controlled Person”), being:

	(a)	entitled to exercise, or control the exercise of (directly or indirectly) more than fifty per cent. (50%) of the voting power at any general meeting of the shareholders, members or partners or other equity holders (and including, in the case of a limited partnership, of the limited partners of) in respect of all or substantially all matters falling to be decided by resolution or meeting of such persons; or

	(b)	entitled to appoint or remove:

		(i)	directors on the Controlled Person’s board of directors or its other governing body (or, in the case of a limited partnership, of the board or other governing body of its general partner) who are able (in the aggregate) to exercise more than fifty per cent. (50%) of the voting power at meetings of that board or governing body in respect of all or substantially all matters; and/or

		(ii)	any managing member of such Controlled Person; and/or

		(iii)	in the case of a limited partnership its general partner; or

	(c)	entitled to exercise a dominant influence over the Controlled Person (otherwise than solely as a fiduciary) by virtue of the provisions contained in its constitutional documents or pursuant to an agreement with other shareholders, partners and members of the Controlled Person

“Data Protection Laws”	all Applicable Law that is applicable to any Group Company relating to the protection and/or processing of personal data and privacy and the term “Personal Data” shall have the meaning given to it in such Applicable Law

“Employee”	a director or officer or employee of a Group Company

“Encumbrance”	any security interest of any kind whatsoever including without limitation a mortgage, charge, pledge, lien, hypothecation, restriction, right to acquire, right of pre-emption, option, conversion right, third party right or interest, right of set-off or counterclaim, equities, trust arrangement or any other type of preferential agreement (such as a retention of title arrangement) having similar effect or any other rights exercisable by or claims by third parties

“Environment”	means all organisms (including man), ecosystems, property and the following media:

(a) air (including the air within buildings and the air within other natural or man-made structures, whether above or below ground);

(b) water (including water under or within land or in pipes, drains or sewers and coastal and in-land waters); and

(c) soil and land

“Environmental and Health and Safety Permits”	all or any permits, licences, consents, permissions, approvals, agreements, certificates, qualifications, registrations, filings, exemptions, variations, modifications, transfers or other authorisations whatsoever including any conditions thereof, issued, granted or required at any time under any Environmental Laws or Health and Safety Laws for the activities of any Group Company or the occupation or use by any Group Company of any land, premises or any Property

“Environmental Laws”	all Applicable Law that is applicable to any Group Company which has as a purpose or effects the protection or restoration or remediation of or prevention of harm to the Environment or, provides for remedies or compensation for harm or damage to the Environment or, relates in any way to any Hazardous Substance or packaging, noise, vibration, radiation, odour, nuisance or interference with the use or enjoyment of land or the erection, occupation or use of man-made or natural structures above or below ground

“Escrow Agent”	means a bank of reputable standing as agreed between the Seller and the Buyer in writing

“Escrow Agreement”	means the escrow agreement to be entered into by, amongst others, the Seller, the Buyer and the Escrow Agent prior to the satisfaction of the Share Transfer Conditions, and which sets out the terms of operation of the Completion Escrow Account

“Escrow Amount”	has the meaning given in Clause 3.1.1

“Escrow Payment Letter”	means the form of agreed instruction to be delivered pursuant to and in accordance with the Escrow Agreement instructing the Escrow Agent to make payment of the Escrow Amount from the Completion Escrow Account to the Seller’s Bank Account

“Event”	any event (including the death, winding up or dissolution of any person), act, failure, omission, transaction (including the sale of the Shares), arrangement or change in circumstances, whether or not a Group Company was a party thereto

“Expert”	means any of Deloitte, Ernst & Young (EY), PricewaterhouseCoopers (PwC), and Klynveld Peat Marwick Goerdeler (KPMG), or, as may be approved by the Parties, such other independent reputable firm of international accountants of appropriate expertise in valuing companies in the same industry as, or a similar industry to, that of the Group and which has no pre-existing and continuing material relationship with the Group or any Party

“Fairly Disclosed”	means facts, matters or other information fairly disclosed with sufficient details to identify the nature and extent of the fact(s), matter(s) and/or circumstance(s) in question

“FFZA”	the Fujairah Free Zone Authority

“FFZA Fees”	has the meaning given in Clause 7.1

“FFZA Meeting”	has the meaning give in Clause 7.4.1

“First MCB Offering”	means the offering of mandatory convertible bonds to existing shareholders of the Buyer

“Group”	the Companies, the Subsidiaries and the Branch (each a “Group Company” and “Group Companies” shall be construed accordingly)

“[***]”	[***]

“Hazardous Substance”	any natural or artificial material, substance or article or combination of materials, substances or articles (whether in solid, liquid, gas, vapour or other form whatsoever) capable of causing harm to the Environment or human health including but not limited to any hazardous, toxic or dangerous material, substance or article

“Health and Safety Laws”	all Applicable Law in the UAE which has as a purpose or effect the protection of the health, safety or welfare of any person

“Initial Approval”	has the meaning given in Clause 7.1

“Intellectual Property”	all patents, rights to inventions, trademarks, service marks, logos, get-up, trade names, internet domain names, rights in designs, copyright and related rights (including rights in computer software), database rights, semi-conductor topography rights, utility models, supplementary protection certificates, rights in Know-How, rights to use, and protect the confidentiality of, Confidential Information, Know-How and Trade Secrets, in each case whether registered or unregistered and including applications (or rights to apply) for registration, and renewals or extension of such rights, and all other rights or forms of protection having equivalent or similar effect anywhere in the world

“Intellectual Property Rights”	all Intellectual Property (including all Know-How) used, or required to be used, by each Group Company in, or in connection with its business and/or legally or beneficially owned by each Group Company

“Know-How”	all information (whether publicly known or otherwise) which is owned by a Group Company and/or used or required to be used by a Group Company in or in connection with its business existing in any form (including, but not limited to that comprised in or derived from engineering, chemical and other data, specifications, formulae, experience, drawings, manuals, component lists, instructions, designs and circuit diagrams, brochures, catalogues and other descriptions) and relating to:-

(a) the design, development, manufacture or production of any products

(b) the operation of any process

(c) the provision of any services

(d) the selection, procurement, construction, installation, maintenance or use of raw materials, plant, machinery or other equipment or processes

(e) the rectification, repair or service or maintenance of products, plant, machinery or other equipment

(f) the supply, storage, assembly or packing of raw materials, components or partly manufactured or finished products

(g) quality control, testing or certification

“Known Leakage”	the amount of any Leakage which has occurred at any time from the Accounts Date up to and including Completion, or to be effected at any time after the Accounts Date pursuant to an agreement entered into prior to the Completion Date, which is actually or deemed received by or on behalf of, or benefitted from by (pursuant to limb (e) of the definition of Leakage (below)), the Seller or any of its Affiliates or its connected persons

“Leakage”	any of the following occurring during the period commencing on (and including) the day immediately following the Accounts Date and ending on the date of Completion:-

	(a)	any dividend, return of capital or other distribution of any kind declared, paid or made by any Group Company to the Seller or any connected person of the Seller;

	(b)	any payments made or agreed to be made by any Group Company to the Seller or any connected person of the Seller in respect of its loan or share capital or other securities or such loan or share capital or other securities being issued, redeemed, purchased or repaid, or any other return of capital being made, in each case to the Seller or any connected person of the Seller;

	(c)	any payments made (including any payment of interest) by any Group Company to the Seller or any connected person of the Seller;

	(d)	any assets transferred to the Seller or any connected person of the Seller by any Group Company;

	(e)	any liabilities assumed or incurred for the benefit of the Seller or any connected person of the Seller by any Group Company;

	(f)	the waiver by any Group Company of any amount owed to it by the Seller or any connected person of the Seller;

	(g)	any payment by any Group Company of any fees or expenses in connection with the preparation for, negotiation or completion of the sale and purchase of the Shares pursuant to, or the entry into of, this Agreement and/or any of the other Transaction Documents;

	(h)	the agreement or undertaking by any Group Company to do any of the matters set out in (a) to (g) above; and

	(i)	any charge to Tax suffered by any Group Company in relation to (a) to (h) above,

excluding in all cases any Permitted Leakage and Operational Costs

“Leakage Claim”	has the meaning set out in Clause 21.1

“Liability for Tax”	(a) any liability (including a liability which is a primary liability of some other person and whether or not there is a right of recovery against another person) to make an actual payment or increased payment of, in respect of or on account of Tax;

(b) any liability falling within limb (a) or any other liability for which the Seller would have been liable under Clause 19.1, which would have arisen but for being satisfied, avoided or reduced by the utilisation or set-off of any Buyer’s Relief;

(c) any liability falling within limb (a) or any other liability for which the Buyer would have been liable under Clause 19.3, which would have arisen but for being satisfied, avoided or reduced by the utilisation or set-off of any Seller’s Relief; and

(d) the disallowance, loss, clawback, reduction, restriction, modification or non-availability of any Accounts Relief;

“Licence”	a licence, permit, certificate, consent, approval, filing of notifications, reports and assessments, registrations or authorisation required by law for the operation of a Group Company’s business, their ownership, use, possession or occupation of any asset or the performance of this Agreement

“Lock-in Period”	has the meaning set out in Clause 10.1

“Long Stop Date”	the date falling three (3) months from the date of this Agreement, unless otherwise agreed in writing between the Parties

“Management Accounts”	the unaudited balance sheet of each Group Company as at the Management Accounts Date, and the unaudited profit and loss account of each Group Company for the period from the Accounts Date to the Management Accounts Date and the notes and all other documents annexed thereto

“Management Accounts Date”	31 December 2024

“Mandatory Convertible Bonds”	the mandatory convertible bonds of the Buyer constituted by the Mandatory Convertible Bond Instrument, pursuant to which the Seller and/or (subject to receipt of written approval from SCA and any other Competent Authority) a Permitted Transferee will subscribe for mandatory convertible bonds in accordance with the terms of this Agreement

“Mandatory Convertible Bonds Instrument”	the bond instrument constituting the Mandatory Convertible Bonds in the agreed form to be issued at Completion in accordance with the terms of this Agreement

“Material Adverse Change”	means any matter (including, without limitation, a breach of a Seller Commercial Warranty or a Buyer Commercial Warranty, as applicable) that has or will have the effect of:

(a) in the reasonable opinion of an Expert and in the case of the Group, reducing the value ascribed to the Group ([***]) by 20% or more; or

(b) in the reasonable opinion of an Expert and in the case of the Buyer’s Group, reducing the value ascribed to the Buyer’s Group ([***]) by 20% or more; or

(c) causing the Group, as applicable, to incur a one-off extraordinary item of expenditure in excess of USD 45,000,000 that is outside the ordinary course of business; or

(d) causing the Group to incur liabilities that are to be reflected in asset write-downs, accruals, provisions or reserves on the balance sheet of the Group that, in the aggregate, have the effect of decreasing the net assets of the Group (shown in the balance sheet of the Group at the relevant time) by an amount in excess of USD 45,000,000; or

(e) causing any member of the Buyer’s Group, as applicable, to incur a one-off extraordinary item of expenditure in excess of USD 15,000,000 that is outside the ordinary course of business; or

(f) causing the Buyer’s Group to incur liabilities that are to be reflected in asset write-downs, accruals, provisions or reserves on the balance sheet of the Buyer’s Group that, in the aggregate, have the effect of decreasing the net assets of the Buyer’s Group (shown in the balance sheet of the Buyer’s Group at the relevant time) by an amount in excess of USD 15,000,000, provided that any matter resulting from or related to any of the following, either alone or in combination, shall not constitute, and shall be excluded in determining whether a Material Adverse Change has occurred:

(i) any outbreak or escalation of war or major hostilities or any act of terrorism;

(ii) any changes in the financial markets generally or general economic, regulatory or political conditions;

(iii) any changes that generally affect the industry(ies) or market(s) in which the Group or the Buyer’s Group, as applicable, operate;

(iv) any changes in Accounting Practice or Applicable Law; and

(v) the entry into force of this Agreement or any transaction contemplated by this Agreement (including the performance by a Party of any of the Share Transfer Conditions in accordance with the terms of this Agreement), or the public announcement or other publicity related to this Agreement

“Material Contract”	any contract to which a Group Company is a party that is currently in force where such contract involves annual expenditure by a Group Company, or receipt by a Group Company of an amount annually, in each case, in excess of USD 1,000,000

“MCB Shares”	the new shares in the Buyer to be issued to the holder of the Mandatory Convertible Bonds (or any part of them), upon a Conversion Event (as such term is defined in the Mandatory Convertible Bonds)

“[***]”	[***]

“NOC”	has the meaning given to it in Clause 7.7

“Operational Costs”	any of the matters listed in Part B of Schedule 9

“Permitted Leakage”	any of the matters listed in Part A of Schedule 9

“Permitted Transferees”	(a) any member of the Seller’s Group;

(b) any of the UBOs or to any person Controlled, directly or indirectly, by any of the UBOs (provided that such person has a direct or indirect interest in the Seller’s Group); or

(c) [***] any persons to be notified to the Buyer by the Seller at least five (5) Business Days prior to Completion

“Policies”	all insurances and indemnity policies in respect of which each Group Company has an interest (each a “Policy”)

“Properties”	the properties details of which are set out in Schedule 2 and references to a “Property” include a reference to each of the individual Properties

“Relevant Sanctions Regime”	any of the following:-

(a) a sanctions programme administered by the Office of Foreign Asset Control of the United States Treasury Department

(b) sanctions imposed pursuant to United Kingdom laws and regulations

(c) sanction programmes effected in any other jurisdictions by reason of European Union regulation or United Nation regulations

(d) laws or regulations in any other jurisdiction applicable to the Seller or member of the Group and imposing a sanctions programme from time to time with which the Seller or any member of the Group is required to comply

“Relief”	any relief, allowance, deduction, exemption or set-off, in each case relevant to the computation of any Liability for Tax, any credit against Tax or any right to a repayment of Tax

“SCA”	the UAE Securities and Commodities Authority

“Seller Commercial Warranties”	the warranties contained in Part B of Schedule 3 (and references to a “Seller Commercial Warranty” shall be construed accordingly)

“Seller Fundamental Warranties”	the warranties contained in Part A of Schedule 3 and references to a “Seller Fundamental Warranty” shall be construed accordingly

“Seller Tax Warranties”	the warranties contained in paragraph 20 of Part 2 of Schedule 3

“Seller’s Bank Account”	means such other account notified in writing by the Seller to the Buyer prior to Completion

“Seller’s Data Room”	means the online data room for Project Mercury hosted by Datasite as at 23:59 on 23 May 2025

“Seller’s Disclosure Documents”	the documents listed in the index of documents attached to the Seller’s Disclosure Letter, copies of which are contained in the Seller’s Data Room and on the Seller’s USB Stick

“Seller’s Disclosure Letter”	means the disclosure letter from the Seller to the Buyer setting out disclosures against the Seller’s Warranties and having the same date as this Agreement, the receipt of which has been acknowledged by the Buyer

“Seller’s Group”	the Seller, its holding companies Brooge Petroleum And Gas Investment Company Holdings Limited (Cayman) and Brooge Petroleum And Gas Investment Company Plc (UK) (“Seller Holding Companies”), and any subsidiary from time to time of the Seller and any company which is a subsidiary from time to time of any of the Seller Holding Companies (excluding the Group Companies)

“Seller’s Supplemental Disclosure Letter”	means a disclosure letter, substantially in the same form as the Seller’s Disclosure Letter from the Seller to the Buyer executed by the Seller and delivered to the Buyer at Completion and making certain disclosures against the Seller Commercial Warranties to the extent that the matters disclosed therein arose on or after the date of this Agreement and prior to Completion

“Seller’s USB Stick”	means the USB memory stick containing the Seller’s Disclosure Documents and the contents of the Seller’s Data Room

“Seller’s Warranties”	means the Seller Fundamental Warranties, the Seller Commercial Warranties and the Seller Tax Warranties

“Share Transfer Conditions”	means the conditions to commencing the Share Transfer Process set out in Clause 5.1

“Share Transfer Process”	means the FFZA process for transferring the Shares from the Seller to the Buyer, as set out in Clause 7

“Shares”	in relation to:

(a) BPGIC, the 100 fully paid shares of fifty thousand AED (AED 50,000) each in the capital of BPGIC comprising the whole of the issued share capital of BPGIC; and

(b) BPGIC Phase III, the 100 fully paid shares of fifty thousand AED (AED 50,000) each in the capital of BPGIC Phase III comprising the whole of the issued share capital of BPGIC Phase III

“Subsidiaries”	BPGIC Phase 3 Limited [***], details of which are set out in Part 2 of Schedule 1

“Tax”	all forms of taxation, duties, levies, imposts and social security charges, including without limitation corporate income tax, wage withholding tax, provident fund, employee state insurance and gratuity contributions, value added tax, customs and excise duties, capital tax and other legal transaction taxes, stamp duty, dividend withholding tax, real estate taxes, other municipal taxes and duties, environmental taxes and duties and any other type of taxes or duties imposed, collected or assessed by, or payable to, a Tax Authority (and includes any interest, fines, penalties, assessments, or additions to tax resulting from, attributable to, or incurred in connection with any such tax or any contest or dispute thereof)

“Tax Authority”	any taxing or other authority competent to impose, administer or collect any Tax

“Tax Claim”	means any Tax Covenant Claim and/or any Tax Warranty Claim

“Tax Covenant”	the Seller tax covenant and/or the Buyer tax covenant set out in Clause 19, as applicable

“Tax Covenant Claim”	means any claim made by the Seller or the Buyer under the Tax Covenant

“Tax Warranty Claim”	means a claim for breach of any of the Seller Tax Warranties or the Buyer’s Tax Warranties, as applicable

“Third Party Proceedings”	any suit, action, litigation, arbitration, tribunal proceedings, governmental investigations or administrative or criminal proceedings which have been issued in the relevant court or tribunal of competent jurisdiction or under the relevant rules applicable to such arbitration (as the case may be) and (if applicable) validly served on a Group Company

“Trade Secrets”	any and all information existing in any form and which meets all of the following requirements:-

(a) is secret in the sense that it is not, as a body or in the precise configuration and assembly of its components, generally known among or readily accessible to persons within the circles that normally deal with the kind of information in question;

(b) has commercial value because it is secret; and

(c) has been subject to reasonable steps under the circumstances, by the person lawfully in control of the information, to keep it secret

“Transaction Documents”	this Agreement, the Seller’s Disclosure Letter, the Seller’s Supplemental Disclosure Letter, the Buyer’s Disclosure Letter, the Buyer’s Supplemental Disclosure Letter, the Mandatory Convertible Bond Instrument, the Escrow Agreement and any other document entered into pursuant to this Agreement, and “Transaction Document” shall be construed accordingly

“UAE”	the United Arab Emirates

“UBOs”	each of Mr. Salman Al Ameri, Mr. Ghanem Darwish Ghanem Saif Al Romaithi, H.H. Sheikh Mohammad Bin Khalifa Bin Zayed Al Nahyan and Ms. Hind Mohammed Muktar Ahmed and/or any entity that is wholly owned by any of them

“USD”	United States dollars, being the lawful currency of the United States of America

“VAT”	in the UAE, means value added tax and, elsewhere, any equivalent Tax levied by reference to added value, services, turnover or sales (including goods and services tax) as may be imposed by Applicable Law

1.2	In this Agreement, reference to:-

(a)	a Clause or Schedule is a reference to a clause of or schedule to this Agreement;

(b)	a document “in the agreed form” is a reference to a document in the form approved and, for the purposes of identification only, signed by or on behalf of the Buyer and the Seller (in each case with such amendments as may be agreed by or on behalf of the Buyer and the Seller);

(c)	a statutory provision includes a reference to that provision as modified, replaced, amended and/or re-enacted from time to time (before or after the date of this Agreement), any statute, statutory provision or subordinate legislation which it amends or re-enacts and any prior or subsequent subordinate legislation made under it;

(d)	any English tax, English tax concept or English legislation reference shall be treated as including references to the equivalent or closest approximating tax, concept or legislation of any other jurisdiction or (as the case may be) tax, concept or legislation of any such other jurisdiction which serves the same or similar purpose;

(e)	any gender includes a reference to the other genders;

(f)	“costs” includes a reference to costs, charges and expenses of every description;

(g)	a “person” includes a reference to an individual, partnership, unincorporated association, body corporate, government, state or agency of a state, local or municipal authority or government body or any joint venture wherever incorporated or situate (in each case whether or not having separate legal personality) and includes a reference to that person’s legal personal representatives and successors;

(h)	“company” shall be construed so as to include any company, corporation or other body corporate wherever and however incorporated or established;

(i)	a company is a “subsidiary” of another company, its “holding company”, if that other company:-

(a)	holds a majority of the voting rights in it;

(b)	is a member of it and has the right to appoint or remove a majority of its board of directors (or equivalent);

(c)	is a member of it and Controls alone, pursuant to an agreement with other members, a majority of the voting rights in it; or

(d)	or if it is a subsidiary of a company that is itself a subsidiary of that other company,

and the terms “subsidiaries” and “holding companies” are to be construed accordingly;

(j)	a “connected person” is a reference to a person connected with another within the meaning of section 1122 of the Corporation Tax Act 2010;

(k)	something being “in writing” or “written” shall include a reference to that thing being produced by any legible and non-transitory substitute for writing but, for the avoidance of doubt, shall not (unless expressly stated otherwise) include e-mail;

(l)	a time of day is to UAE time prevailing on the relevant day;

(m)	a “day” (including within the phrase “Business Day”) shall mean a period of twenty-four (24) hours running from midnight to midnight;

(n)	any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented (other than in breach of the provisions of this Agreement) at any time; and

(o)	any English legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing shall in respect of any jurisdiction other than England be treated as a reference to any analogous term in that jurisdiction.

1.3	The schedules form part of this Agreement and shall be interpreted and construed as though they were set out in this Agreement.

1.4	The headings to the Clauses, Schedules and paragraphs of the Schedules are for convenience only and shall not affect the interpretation or construction of this Agreement.

1.5	The rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

1.6	General words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

1.7	Any statement which refers to the knowledge or knowledge and belief of the Seller or the Buyer, as applicable, or is expressed to be “so far as the Seller is aware” or “so far as the Buyer is aware”, as applicable, or any similar expression, means the actual knowledge of the Seller or the Buyer, as applicable, and anything of which the Seller or the Buyer would have had knowledge had it made due and careful enquiry of each of Saif Al Hazaimeh and Ines Bezaznia, in the case of the Seller, and each of Ahmad Kilani and Ali Abouda in the case of the Buyer, immediately before giving the statement.

1.8	Where any Seller’s Warranties or the Buyer’s Warranties are qualified by reference to materiality (including the phrase “in all material respects”), such reference shall, unless specified to the contrary, be construed as a reference to materiality in the context of the business of the Group or the Buyer’s Group, as applicable, taken as a whole.

1.9	Where any provision is qualified or phrased by reference to the “ordinary course of business”, that reference shall be construed as meaning the customary and usual course of trading for the business of the Group or the Buyer’s Group, as applicable, during the twelve (12) months before the date of this Agreement.

2.	Sale and Purchase of the Shares

2.1	The Seller shall sell and the Buyer shall purchase the Shares free from any Encumbrance except as Fairly Disclosed by the Seller with effect from and including Completion together with all rights attached or accruing to them at the Accounts Date.

2.2	The Seller waives or agrees to procure the waiver of any pre-emption rights which may exist in relation to the Shares pursuant to the memorandum of association of each Company, Applicable Law or otherwise.

3.	Consideration

3.1	The Consideration for the purchase of the Shares is three billion two hundred and forty-five million AED (AED 3,245,000,000) which shall be satisfied by:-

(a)	upon satisfaction of the Share Transfer Conditions, the payment of four hundred and sixty million AED (AED 460,000,000) in cash (the “Cash Consideration”) into the Completion Escrow Account [***], save that the Buyer shall deduct from the Cash Consideration any Known Leakage which is notified to the Buyer in accordance with Clause 21.2 and such deduction shall be a reduction to the Cash Consideration payable to the Seller (the “Escrow Amount”);

(b)	the allotment and issue on Completion to the Seller of 358,841,476 ordinary shares in the share capital of the Buyer credited as fully paid and at a price of one point two five AED (AED 1.25) per share (the “Consideration Shares”) (with a total subscription price of four hundred and forty-eight million, five hundred and fifty-one thousand, eight hundred and forty-five AED (AED 448,551,845); and

(c)	two billion, three hundred and thirty-six million, four hundred and forty-eight thousand, one hundred and fifty-five AED (AED 2,336,448,155) to be satisfied by the issue by the Buyer to the Seller of the Mandatory Convertible Bonds and which in aggregate (and upon conversion) shall represent 1,869,158,524 ordinary shares in the capital of the Buyer.

3.2	The Consideration Shares shall rank pari passu in all respects with the existing shares in the capital of the Buyer, including the right to receive all dividends declared, made or paid after the date of Completion (save that they shall not rank for any dividend or other distribution of the Buyer declared made, or paid by reference to a record date before the date of Completion).

3.3	In relation to the Completion Escrow Account:

(a)	promptly following the date of this Agreement, the Parties shall use reasonable endeavours to appoint the Escrow Agent and agree the Escrow Agreement;

(b)	the Parties shall take such steps as may be required to execute and to procure the execution by the Escrow Agent and all the other parties thereto of the Escrow Agreement;

(c)	following execution of the Escrow Agreement, each Party shall promptly submit such documents to the Escrow Agent as may be necessary to open the Completion Escrow Account;

(d)	the Parties agree that, to the extent the Completion Escrow Account is interest bearing, any interest accrued on the Escrow Amount will follow the principal;

(e)	no part of the Escrow Amount and any respective interest or other amounts earned or accruing thereon shall be released from the Completion Escrow Account except as provided in this Agreement and the Escrow Agreement;

(f)	if Completion does not occur under the terms of this Agreement and Completion has not been postponed to a later date as agreed by the Parties, then the Parties hereby agree that the Buyer (acting in its sole discretion) shall instruct the Escrow Agent to return the Escrow Amount (including any interest, if applicable, accrued thereon) to the Buyer; and

(g)	the fees, costs and charges of the Escrow Agent in connection with its services provided under the Escrow Agreement shall be borne equally by the Parties.

3.4	The Leakage provisions set out in Clause 21 shall apply.

4.	EXCHANGE

4.1	On execution of this Agreement:-

(a)	the Seller will deliver to the Buyer:-

(a)	the Seller’s Disclosure Letter, duly executed on behalf of the Seller;

(b)	a signed acknowledgement of receipt of the Buyer’s Disclosure Letter;

(c)	the Seller’s USB Stick and/or access to an archive of the Seller’s Data Room; and

(d)	a copy of the resolutions of the board of directors of the Seller, authorising the entry into of this Agreement and all other Transaction Documents; and

(b)	the Buyer will deliver to the Seller:-

(a)	the Buyer’s Disclosure Letter, duly executed on behalf of the Buyer;

(b)	a signed acknowledgement of receipt of the Seller’s Disclosure Letter;

(c)	the Buyer’s USB Stick; and

(d)	a copy of the resolutions of the board of directors of the Buyer, authorising the entry into of this Agreement and all other Transaction Documents.

5.	Conditions

5.1	Completion, including the commencement of the Share Transfer Process set out in Clause 7, is conditional upon the satisfaction or waiver of the following conditions precedent (the “Share Transfer Conditions”) on or before the Long Stop Date:-

(a)	the Buyer’s shareholders passing without amendment a special resolution approving the amendment of the articles of association of the Buyer to remove the foreign ownership restrictions;

(b)	the Buyer providing evidence (to the reasonable satisfaction of the Seller) of either: (i) the SCA having granted a waiver from the application of Article 8 of SCA Chairman Resolution No. (18/RM) of 2017 concerning the merger and acquisition rules for public joint stock companies concerning a launch of a mandatory tender offer; and/or (ii) a written approval from SCA for the Seller to transfer or assign all or any of the Mandatory Convertible Bonds to one or more Permitted Transferee;

(c)	the Buyer providing evidence (to the reasonable satisfaction of the Seller) of the SCA having granted its approval for the (i) issuance of the Mandatory Convertible Bonds; (ii) Admission of the Consideration Shares; and (iii) transactions contemplated by the Transaction Documents;

(d)	the Buyer providing evidence (to the reasonable satisfaction of the Seller) of each of the following parties having provided their written consent to the transactions contemplated by this Agreement, including the issuance of the Consideration Shares and the Mandatory Convertible Bonds and any change of Control of the Buyer which may occur as a result of the foregoing:

(a)	[***];

(b)	[***]; and

(c)	[***];

(e)	the Buyer having successfully completed the First MCB Offering;

(f)	the Seller providing evidence (to the reasonable satisfaction of the Buyer) of each of the following parties having provided their written consent to the sale and purchase of the Shares:-

(a)	[***];

(b)	[***];

(c)	[***];

(d)	[***]; and

(e)	[***];

(g)	[***]

(h)	[***]

(i)	[***]

(j)	completion of the capitalisation or extinguishment of all shareholders’ accounts on each Company’s financial statements (to the reasonable satisfaction of the Buyer).

5.2	The Buyer shall use its reasonable endeavours to procure fulfilment of Share Transfer Conditions set out in Clauses 5.1.1 and 5.1.5 as soon as possible and in any event before commencing the Share Transfer Process and shall notify the Seller immediately upon fulfilment of each such Share Transfer Condition.

5.3	The Seller shall use its reasonable endeavours to procure fulfilment of Share Transfer Conditions set out in Clauses 5.1.6 to 5.1.10 as soon as possible and in any event before commencing the Share Transfer Process and shall notify the Buyer immediately upon fulfilment of each such Share Transfer Condition.

5.4	Completion is further conditional upon the satisfaction or waiver of the following conditions precedent (the “Completion Conditions”) on or before the Long Stop Date:-

(a)	the Buyer having deposited an amount equal to the Escrow Amount in the Completion Escrow Account (available for same day value on the Completion Date), which shall be held subject to the terms of this Agreement and the Escrow Agreement;

(b)	receipt of the Commercial Registration; and

(c)	receipt of the NOC.

5.5	The Buyer shall use its reasonable endeavours to procure fulfilment of Completion Condition set out in Clause 5.4.1 as soon as possible (and in any case within two (2) Business Days) following satisfaction of the Share Transfer Conditions.

5.6	Subject to the fulfilment of Completion Condition set out in Clause 5.4.1, the Seller and the Buyer shall each use their reasonable endeavours to procure fulfilment of Completion Condition set out in Clause 5.4.2 as soon as possible following satisfaction of the Share Transfer Conditions and in accordance with Clause 7.

5.7	Subject to the fulfilment of Completion Conditions set out in Clauses 5.4.1 and 5.4.2, the Buyer shall use reasonable endeavours to procure fulfilment of Completion Condition set out in Clause 5.4.3 as soon as possible and shall notify the Seller immediately upon fulfilment of each such Completion Condition.

5.8	If the Seller or the Buyer becomes aware of any matter, circumstance or thing that might prevent a Condition being satisfied it shall, as soon as reasonably practicable of becoming aware of the same, inform the other Party.

5.9	If any of the Conditions have not been satisfied on or before 23:59 on the Long Stop Date:-

(a)	the Parties may mutually agree to postpone the Long Stop Date to such date as such Party specifies being not more than three (3) months after the Long Stop Date; or

(b)	either Party may, by notice to the other Party, terminate this Agreement with immediate effect,

provided that no Party may exercise any of the rights in this Clause 5.9 as a result of the failure to satisfy a Condition for which they are solely responsible.

5.10	The Seller may by written notice to the Buyer waive, to such extent as it thinks fit, compliance with Conditions set out in Clauses 5.1.1 to 5.1.5 on or before commencing the Share Transfer Process.

5.11	The Buyer may by written notice to the Seller waive, to such extent as it thinks fit, compliance with Share Transfer Conditions set out in Clauses 5.1.6 to 5.1.10 on or before commencing the Share Transfer Process.

5.12	For the purposes of satisfying the Share Transfer Condition at Clause 5.1.2 and 5.1.3, the Seller undertakes to provide all documents and information as the SCA may reasonably require for the purposes of the SCA’s review and approval of the transactions contemplated by the Transaction Documents and/or for issuance of the NOC.

6.	Position pending Completion

6.1	Pending Completion, the Seller shall procure that the business of each Group Company is conducted in the ordinary and usual course and shall take all such steps as are necessary to protect and preserve the business and assets of each Group Company and to maintain that business as a going concern and with a view to a profit.

6.2	Pending Completion, the Buyer shall procure that its business is conducted in the ordinary and usual course and shall take all such steps as are necessary to protect and preserve its business and assets and to maintain that business as a going concern and with a view to a profit.

6.3	Without prejudice to the generality of Clauses 6.1 or 6.2, pending Completion the Seller shall comply with and shall procure that each Group Company complies with, and the Buyer shall comply with, and shall procure that each member of the Buyer’s Group, complies with the provisions of Schedule 7.

6.4	If a Party is in material breach of its respective obligations under this Clause 6 and / or Schedule 7, the other Party may:-

(a)	proceed to Completion; or

(b)	terminate this Agreement with immediate effect.

7.	SHARE TRANSFER PROCESS

7.1	As soon as practicable after the date on which all of the Share Transfer Conditions have been satisfied or waived, but in any case no later than two (2) Business Days after such date, each Party shall deliver to the other Party evidence of the satisfaction of the Conditions set out in Clause 5.

7.2	No later than three (3) Business Days after the Parties have complied with their respective obligations in Clause 7.1, the Parties shall sign and submit an application, and pay the requisite fees with respect thereto (the “FFZA Fees”), to the FFZA (the “Application”), in such form or forms as required by the FFZA, for the initial approval of the transfer and registration of the Shares in the name of the Buyer, together with the supporting documents as required by the FFZA (the “Initial Approval”).

7.3	Each of the Seller and the Buyer shall use all reasonable endeavours to execute or provide, as soon as reasonably practicable, any other documents that may reasonably be required by the FFZA in order for the FFZA to grant the Initial Approval (including, without limitation, for the purposes of observing any mandatory advertisement period as may be specified by the FFZA).

7.4	As soon as reasonably practicable (and, in any event, within three (3) Business Days) of the date on which the Initial Approval is received:-

(a)	the Buyer’s duly appointed representative(s) shall sign the share transfer form of the FFZA before the registrar or representative of the FFZA transferring all of the Shares from the Seller to the Buyer (the “FFZA Meeting”);

(b)	the Seller or their duly appointed representative(s), as applicable, shall sign the share transfer form of the FFZA before the registrar or representative of the FFZA transferring all of the Shares from the Seller to the Buyer; and

(c)	the Seller and the Buyer shall submit any and all other documents and forms required by the FFZA or otherwise necessary in order to enable the FFZA to register the Buyer as the owner of the Shares in the commercial register and for the FFZA to issue such documents evidencing the Buyer as the sole shareholder of the Companies (the “Commercial Registration”).

7.5	The FFZA Fees shall be paid prior to the FFZA Meeting. The Seller shall be responsible for paying the FFZA Fees and the Buyer shall reimburse the Seller for fifty per cent (50%) of the FFZA Fees. The Seller shall be responsible for submitting the Application and shall notify the Buyer as soon as possible upon issuance of the Commercial Registration.

7.6	Subject to Clause 8.8, to the extent that any property transfer fees are or become payable in connection with the transfer of Shares (or otherwise as a result of the transactions contemplated by this Agreement) the Seller shall be responsible for paying such fees.

7.7	On the Business Day following issuance of the Commercial Registration, the Buyer shall submit the Commercial Registration to SCA and request SCA’s no objection to proceeding with the Admission and the issuance of the Mandatory Convertible Bonds (the “NOC”).

8.	COMPLETION

8.1	Completion shall take place within five (5) Business Days following the date of issuance of the NOC unless otherwise agreed in writing between the Seller and the Buyer (the “Completion Date”).

8.2	On or immediately prior to the Completion Date, the Buyer shall deliver or make available to the Seller the NOC. The Buyer, with the reasonable assistance of the Seller, shall be responsible for all filings or formalities in connection with procuring that Admission occurs on the Completion Date.

8.3	On or immediately prior to the Completion Date, each Party shall deliver or make available to the other Party the documents and evidence specified in Schedule 8.

8.4	On or immediately prior to the Completion Date the Buyer shall procure that a meeting of the board of directors of the Buyer is held at which the directors shall:-

(a)	vote in favour of the registration of the Seller as a member of the company in respect of the Consideration Shares;

(b)	vote in favour of the registration of the Seller and/or (subject to receipt of written approval from SCA and any other Competent Authority) the Permitted Transferees as holders of the Mandatory Convertible Bonds;

(c)	[***]; and

(d)	vote in favour of exercising the powers conferred on it by the Companies Law to convene a general meeting of the shareholders in accordance with the procedure set out in its articles of association (the “AGM”), for the purposes of appointing replacement directors, in each case subject only to Admission and Completion taking place.

8.5	Upon completion of the matters referred to in Clauses 8.2 and 8.4 above, on the Completion Date the Buyer shall:-

(a)	take all actions and do all things necessary (including delivering the Escrow Payment Letter to the Escrow Agent) to ensure that the Escrow Agent releases in accordance with the terms of the Escrow Agreement the Escrow Amount from the Completion Escrow Account;

(b)	issue duly executed Mandatory Convertible Bonds to the Seller in accordance with Clause 3.1.3, and deliver to the same duly executed certificates for the Mandatory Convertible Bonds so issued and enter the name of the Seller and/or (subject to receipt of written approval from SCA and any other Competent Authority) the Permitted Transferees in the Buyer’s register of bondholders as the holder of the Mandatory Convertible Bonds; and

(c)	enter the name of the Seller in the Buyer’s shareholder register as the holder of the Consideration Shares,

and upon completion of all such matters Completion shall be deemed to have taken place.

8.6	The Buyer is not obliged to complete this Agreement unless the purchase of all of the Shares is completed simultaneously in accordance with this Agreement.

8.7	If Completion does not proceed on the Completion Date (or on the date to which Completion is postponed pursuant to Clause 5.9.1) because a Party fails to fully discharge any of its obligations under this Clause 8, the other Party may by notice to such Party:-

(a)	proceed to Completion so far as practicable;

(b)	postpone Completion (and Admission) to such date as that Party specifies being not more than five (5) Business Days after the date referred to in Clause 8.1 in which event the provisions of this Agreement apply as if that other date is the Completion Date; or

(c)	terminate this Agreement with immediate effect.

8.8	If this Agreement is terminated in accordance with Clause 8.7.3, then each Party agrees to take such action and execute and deliver such agreements, documents and instruments as may reasonably be required to unwind the Commercial Registration and the transfer of the Shares such that the Shares are transferred back to the Seller. A Party who has failed to fully discharge its obligations under this Clause 8 shall be responsible for and bear all reasonable costs, expenses and fees properly incurred by the other Party in connection with any unwinding of the transactions contemplated under this Agreement (including any fees payable under Clause 7.6) and such costs, expenses and fees shall be due and payable on demand.

9.	WAIVER OF INDEBTEDNESS

9.1	The Seller hereby confirms to the Buyer that, save for amounts owed to the Seller or any of its connected persons in respect of Permitted Leakage, Operational Costs and any amounts expressly due to be paid to the Seller or any of its connected persons under this Agreement:-

(a)	neither it nor any of its connected persons has any rights, actions or claims against a Group Company;

(b)	there are no agreements or arrangements under which any Group Company has any actual, contingent or prospective obligation to it or any of its connected persons; and

(c)	there are no sums owed to it or to any of its connected persons by any Group Company,

and, to the extent that any such rights, actions, claims, obligations or sums exist or may exist at the date hereof, it hereby unconditionally and irrevocably waives and undertakes to procure the waiver of all such rights, actions, claims, obligations or sums and releases and undertakes to procure the release of the Group Company from any liability whatsoever in respect of all such rights, actions, claims, obligations or sums.

9.2	Each Group Company may enforce the terms of this Clause 9, provided that, as a condition precedent thereto, any such company shall obtain the prior written consent of the Buyer.

10.	Seller’s Undertakings

10.1	The Seller undertakes to the Buyer that it shall:-

(a)	[***]; and

(b)	subject to Clause 10.2, not, during the period of twelve (12) months following Admission, transfer or otherwise dispose of any such proportion of the Consideration Shares (or any interest in them), or enter into any agreement to do so (the “Lock-in Period”).

10.2	Subject to obtaining prior written approval from SCA and any other Competent Authority, following Completion, the Seller shall be permitted to sell, transfer or otherwise dispose of all or any such proportion of the Consideration Shares, or enter into any agreement(s) to do so provided that such sale, transfer or disposal is in accordance with Applicable Law (and the approval from SCA and any other Competent Authority) to a Permitted Transferee provided that any person to whom any Consideration Shares are so transferred shall agree, in writing, to be bound by the terms of Clause 10.1.2.

10.3	For the purposes of Clause 10.1, the Consideration Shares and MCB Shares shall include any shares held by the Seller or the Permitted Transferees arising out of the consolidation, conversion or subdivision of any of the Consideration Shares or the MCB Shares and any shares acquired by reference to the Consideration Shares or the MCB Shares, whether by way of bonus or rights issue, pre-emption right or otherwise or in exchange or substitution for any such Consideration Shares or MCB Shares.

11.	POST-COMPLETION OBLIGATIONS

11.1	The Seller undertakes to the Buyer to procure the performance and observance of those matters listed in Schedule 10.

11.2	The Buyer undertakes to the Seller to procure the performance and observance of those matters listed in Schedule 10.

12.	SELLER’S WARRANTIES

12.1	The Seller warrants to the Buyer that the statements set out in Schedule 3 are true and accurate as of the date of this Agreement and will be true and accurate at Completion by reference to the facts and circumstances then subsisting at the Completion Date and on the basis that any reference, whether express or implied, in such statements to the date of this Agreement is substituted by a reference to the Completion Date.

13.	BUYER’S WARRANTIES AND INDEMNITY

13.1	The Buyer warrants to the Seller that the statements set out in Schedule 4 are true and accurate as of the date of this Agreement and will be true and accurate at Completion by reference to the facts and circumstances then subsisting at the Completion Date and on the basis that any reference, whether express or implied, in such statements to the date of this Agreement is substituted by a reference to the Completion Date.

13.2	[***]

13.3	[***]

13.4	[***]

14.	Limitations on liability

14.1	The terms of Schedule 5 shall apply to limit the liability of the Seller.

14.2	The terms of Schedule 6 shall apply to limit the liability of the Buyer.

15.	DISCLOSURES

15.1	Seller’s Warranties

(a)	The Seller’s Warranties are subject only to:-

(a)	any matter which is Fairly Disclosed in the Seller’s Disclosure Letter or Seller’s Supplemental Disclosure Letter or any document uploaded to the Seller’s Data Room;

(b)	any matter or thing done or omitted to be done prior to Completion at the written request, or with the written approval of, the Buyer; and

(c)	the provisions of Schedule 5.

(b)	Prior to Completion, the Seller undertakes to notify the Buyer in writing as soon as reasonably practicable of any event, matter or circumstance which comes to its knowledge which is, or may constitute, a breach of, or which is, or may be, inconsistent with any of the Seller’s Warranties or the disclosures in the Seller’s Disclosure Letter or is or may constitute a breach of Schedule 7.

(c)	Each of the Seller’s Warranties shall be interpreted as a separate and independent warranty so that the Buyer shall have a separate claim and right of action in respect of every breach of each Seller’s Warranty, subject only to the provisions of Schedule 5.

(d)	No information supplied by, or on behalf of, the Seller or a Group Company to the Buyer or its advisers in connection with the business and affairs of a Group Company constitutes a representation or warranty as to its accuracy to the Buyer by the Seller or a Group Company and the Buyer waives each and every claim which it may have against the Seller (or its employees) or a Group Company or its Employees in respect of such information.

15.2	Buyer’s Warranties

(a)	The Buyer’s Warranties are subject only to:-

(a)	any matter which is Fairly Disclosed in the Buyer’s Disclosure Letter or Buyer’s Supplemental Disclosure Letter or any document uploaded to the Buyer’s Data Room;

(b)	any matter or thing done or omitted to be done prior to Completion at the written request, or with the written approval of, the Seller; and

(c)	the provisions of Schedule 6.

(b)	Prior to Completion, the Buyer undertakes to notify the Seller in writing as soon as reasonably practicable of any event, matter or circumstance which comes to its knowledge which is, or may constitute, a breach of, or which is, or may be, inconsistent with any of the Buyer’s Warranties or the disclosures in the Buyer’s Disclosure Letter or is or may constitute a breach of Schedule 7.

(c)	Each of the Buyer’s Warranties shall be interpreted as a separate and independent warranty so that the Seller shall have a separate claim and right of action in respect of every breach of each Buyer’s Warranty, subject only to the provisions of Schedule 6.

(d)	No information supplied by, or on behalf of, the Buyer to the Seller or its advisers in connection with the business and affairs of the Buyer constitutes a representation or warranty as to its accuracy to the Seller by the Buyer and the Seller waives each and every claim which it may have against the Buyer or its employees in respect of such information.

15.3	Except in the case of and as against any individual or entity who has acted fraudulently, each Party agrees and undertakes that neither it nor any other member of:

(a)	in the case of the Seller, the Seller’s Group and / or the UBOs; and

(b)	in the case of the Buyer, the Buyer’s Group,

has any rights against, and (on behalf of itself and any member of the Seller’s Group, the UBOs and the Buyer’s Group as applicable) hereby irrevocably waives any claim and shall not make any claim against, any employee, director, officer, adviser or agent of (i) any of the Target Companies, (ii) any member of the Seller Group, or (iii) any member of the Buyer’s Group, on whom a Party may have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document, whether related to this Transaction or any act or omission relating to the period before Completion.

15.4	Save in respect of any fraud, the Buyer agrees and undertakes that there shall be no recourse against the Seller in respect of any matters concerning the Buyer’s share price or any related fluctuation thereof in the period prior to (and including) the Completion Date, including for any claims related to misrepresentation, omission, or any other basis for liability concerning the Buyer’s share price or valuation, and the Buyer hereby waives any and all rights to bring any claim, demand, or action against the Seller in connection with the Buyer’s share price or valuation.

16.	Conduct of relevant claims

16.1	Clause 16.2 shall apply in circumstances where:

(a)	any claim (other than a Tax Claim) is made against any member of the Seller’s Group, or the Buyer’s Group, as applicable which may give rise to a claim by the Seller or the Buyer, as applicable (the “Claimant”) against the other Party (“Defendant”) under the terms of this Agreement or any other Transaction Document;

(b)	any member of the Claimant’s group is or may be entitled to make recovery from some other person of any sum in respect of any facts or circumstances by reference to which the Claimant has or may have a claim (other than a Tax Claim) against the Defendant; or

(c)	the Defendant shall have paid to the Claimant an amount in respect of a claim (other than a Tax Claim) and subsequent to the making of such payment any member of the Claimant’s group becomes or shall become entitled to recover from some other person a sum which is referable to that payment,

(each circumstance being a “Third Party Claim”).

16.2	The Claimant shall, and shall procure that each other member of the Claimant’s group shall:

(a)	give notice to the Defendant of any Third Party Claim as soon as reasonably practicable upon becoming aware of such Third Party Claim and shall consult with the Defendant with respect to the Third Party Claim;

(b)	provide to the Defendant and its advisers reasonable access to premises and personnel and to relevant assets, documents and records within the power or control of each Claimant’s group company for the purposes of investigating the Third Party Claim and enabling the Defendant to take the action referred to in Clause 16.2.3;

(c)	take any action and institute any proceedings, and give any information and assistance, as the Defendant may reasonably request to:

(a)	avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate the Third Party Claim; or

(b)	enforce against a person (other than a member of the Defendant group’s company) the rights of a Claimant’s group company in relation to the Third Party Claim;

(d)	in connection with proceedings related to the Third Party Claim (other than against a Defendant’s group company) use advisers nominated by the Defendant and, if the Defendant requests, allow the Defendant the exclusive conduct of the proceedings; and

(e)	in the case of Clause 16.1.3 only, promptly repay to the Defendant an amount equal to the amount so recovered or, if lower, the amount paid by the Defendant to the Claimant,

and in each case on the basis that the Defendant shall indemnify the Claimant on demand against all reasonable costs incurred as a result of a request or nomination by the Defendant and provided further that nothing in this Clause 16.2 shall require the Claimant or any other member of its group to take or refrain from taking any action which when acting reasonably and in good faith it properly considers would adversely affect the goodwill or bona fide commercial interests of the Claimant or its group.

16.3	The Claimant shall not, and shall ensure that no member of the Claimant’s group shall, admit liability in respect of, or compromise or settle, the Third Party Claim without the prior written consent of the Defendant (such consent not to be unreasonably withheld, conditioned or delayed).

16.4	No liability shall attach to the Defendant to the extent that a Third Party Claim has arisen or the amount of the Third Party Claim has been increased, or a sum which would otherwise have been recoverable as referred to in Clause 16.1.3 has not been recovered, because the Claimant failed to comply with Clause 16.2 or Clause 16.3 in relation to such Third Party Claim or, as the case may be, such amount recoverable.

17.	TERMINATION RIGHTS

17.1	If at or before Completion:-

(a)	the Buyer considers that any of the Seller Fundamental Warranties have been breached or would be breached if the Seller Fundamental Warranties were repeated at Completion by reference to the facts and circumstances then existing or if otherwise untrue or inaccurate;

(b)	there has been a Material Adverse Change in relation to the Group;

(c)	there is a material breach of Clause 6 and / or Schedule 7;

(d)	any matter becomes known to the Buyer which would or is likely to give rise to a Tax Claim under the Tax Covenant;

(e)	[***]; or

(f)	any government, governmental, supranational or regulatory agency institutes, or threatens to institute, proceedings to challenge this Agreement or to take any action as a result of its implementation, the Buyer may, by notice, proceed to Completion or terminate this Agreement with immediate effect.

17.2	If at or before Completion:-

(a)	the Seller considers that any of the Buyer Fundamental Warranties have been breached or would be breached if the Buyer Fundamental Warranties were repeated at Completion by reference to the facts and circumstances then existing or if otherwise untrue or inaccurate; or

(b)	there has been a Material Adverse Change in relation to the Buyer’s Group;

(c)	there is a material breach of Clause 6 and / or Schedule 7;

(d)	any matter becomes known to the Seller which would or is likely to give rise to a Tax Claim under the Tax Covenant; and

(e)	any government, governmental, supranational or regulatory agency institutes, or threatens to institute, proceedings to challenge this Agreement or to take any action as a result of its implementation, the Seller may, by notice, proceed to Completion or terminate this Agreement with immediate effect.

18.	EFFECT OF TERMINATION

18.1	The rights and obligations of the Buyer and the Seller shall cease immediately on termination of this Agreement save for:-

(a)	each Party’s accrued rights and obligations at the date of termination; and

(b)	the provisions of Clauses 1, 24, 25, 28, 31 to 36 which shall remain in full force and effect.

19.	TAX COVENANT

19.1	Subject to the limitations in Schedule 5, to the extent expressly stated to apply to the Tax Covenant, the Seller covenants with the Buyer to pay to the Buyer an amount equal to:-

(a)	any Liability for Tax within limbs (a), (b) and (d) of that defined term of a Group Company arising in respect of, by reference to or in consequence of:-

(a)	any income, profits or gains earned, accrued or received on or before Completion; or

(b)	any Event which occurred on or before Completion;

(b)	any liability of a Group Company to make a payment or repayment of a sum equivalent to, or calculated by reference to, another person’s Liability for Tax where the liability arises under any indemnity, covenant, warranty, guarantee or election entered into or created on or before Completion;

(c)	any Liability for Tax within limbs (a), (b) and (d) of that defined term of a Group Company which arises at any time as a result of, in consequence of or in connection with the failure of the Group Company to properly operate, apply and account for VAT at any time before Completion; and

(d)	all reasonable costs, expenses, disbursements and professional fees properly incurred by the Buyer or a Group Company in connection with:

(a)	any liability falling within Clauses 19.1.1 to 19.1.3 above for which liability arises under this Clause; or

(b)	taking or defending any successful action under this Clause 19.

19.2	The covenant contained in Clause 19.1 shall not apply and the Buyer shall have no claim against the Seller under it or for breach of the Seller Tax Warranties to the extent that the liability in question arises in the ordinary course of business after the Accounts Date.

19.3	Subject to the limitations in Schedule 6, to the extent expressly stated to apply to the Tax Covenant, the Buyer covenants with the Seller to pay to the Seller an amount equal to:-

(a)	any Liability for Tax of the Buyer within limbs (a) and (c) of that defined term arising in respect of, by reference to or in consequence of:-

(a)	any income, profits or gains earned, accrued or received on or before Completion; or

(b)	any Event which occurred on or before Completion;

(b)	any liability of the Buyer to make a payment or repayment of a sum equivalent to, or calculated by reference to, another person’s Liability for Tax where the liability arises under any indemnity, covenant, warranty, guarantee or election entered into or created on or before Completion;

(c)	any Liability for Tax of the Buyer within limbs (a) and (c) of that defined term which arises at any time as a result of, in consequence of or in connection with the failure of the Buyer to properly operate, apply and account for VAT at any time before Completion; and

(d)	all reasonable costs, expenses, disbursements and professional fees properly incurred by the Seller or a member of the Seller’s Group in connection with:

(a)	any liability falling within Clauses 19.3.1 to 19.3.3 above for which liability arises under this Clause; or

(b)	taking or defending any successful action under this Clause 19.

19.4	The covenant contained in Clause 19.3 shall not apply and the Seller shall have no claim against the Buyer under it or for breach of the Buyer Tax Warranties to the extent that the liability in question arises in the ordinary course of business after the Accounts Date.

20.	CONDUCT OF TAX CLAIMS

20.1	If, following Completion, the Buyer becomes aware of any Claim for Tax which could give rise to a Tax Claim it shall notify the Seller as soon as reasonably practicable (and in any event no later than ten (10) Business Days after the Buyer, or any Group Company, becomes aware of such Claim) and the Seller shall give instructions to the Buyer in writing as to whether to resist, appeal, compromise or settle the Claim for Tax within ten (10) Business Days (or within five (5) Business Days in a case where there is a time limit for an appeal) of the Buyer giving notice of the Claim for Tax to the Seller under this Clause 20.1, or such later period as the Seller and the Buyer may agree, (the “Response Period”).

20.2	Where the Seller has given written instructions in accordance with Clause 20.1 within the Response Period, and the Buyer has agreed to take and procure that the relevant Group Company shall take such action as instructed by the Seller then the Buyer will take such action and the Seller agrees to give such information and assistance as the Seller may reasonably request in writing to resist, appeal, compromise or settle the Claim for Tax PROVIDED THAT the following conditions are adhered to:

(a)	the Seller agrees to pay to the Buyer and/or the relevant Group Company in cleared funds an amount equal to any reasonable costs and expenses which are incurred by either the Buyer and/or the relevant Group Company in taking such action (together with the Tax which is the subject matter of the claim (the “Disputed Tax”) where it is necessary to pay the Disputed Tax in order to resist or otherwise deal with the Claim for Tax), and the Buyer may send a written demand for payment of such reasonable costs and expenses once they have been incurred or, in relation to the Disputed Tax, not more than fifteen Business Days before the date on which the Disputed Tax is required to be paid and the Seller shall pay such costs, expenses and Disputed Tax to the Buyer within ten (10) Business Days of receipt of such written demand;

(b)	neither the Buyer nor the relevant Group Company shall be obliged to take any step requested by the Seller which it reasonably considers would materially prejudice the commercial position of the Buyer, any member of the Buyer’s Group or any of the Group Companies or would be materially prejudicial to the Tax affairs of the Buyer, any member of the Buyer’s Group or any of the Group Companies or their dealings with any Tax Authority (in which case the Buyer shall seek alternative instructions from the Seller under Clause 20.3);

(c)	neither the Buyer nor the relevant Group Company shall be obliged to comply with any request of the Seller that involves contesting the Claim for Tax before any tribunal, court or appellate body unless the Seller furnishes the Buyer with a written opinion of Tax counsel with at least ten (10) years’ call (“Counsel”) to the effect that an appeal against the Claim for Tax is a reasonable course of action given the amounts involved and is likely to be successful on the balance of probabilities (and if Counsel does not recommend that course of action the Buyer shall seek alternative instructions from the Seller under Clause 20.3); and

(d)	the Seller shall not be entitled to:

(a)	conduct negotiations and/or proceedings; or

(b)	attend any meetings with a Tax Authority;

in respect of the Claim for Tax in the name of the relevant Group Company without the prior written consent of the Buyer (such consent not to be unreasonably withheld, conditioned or delayed).

(e)	The Buyer shall not, and shall procure that the relevant Group Company shall not, in relation to any Claim for Tax, make any admission to any Tax Authority, or compromise, dispose of or settle the Tax Claim without the written consent of the Seller, such consent not to be unreasonably withheld, conditioned or delayed.

20.3	If the Seller has given instructions in accordance with Clause 20.1, the Buyer may at any subsequent time seek instructions in writing from the Seller in respect of this Clause 20.3 as to what further action it should take in respect of the Claim for Tax and the Buyer agrees to take and procure that the relevant Group Company shall take such further action and give such further information and assistance as the Seller may reasonably request in writing to resist, appeal, compromise or settle the Claim for Tax PROVIDED THAT the conditions outlined in Clauses 20.2.1 to 20.2.5 are adhered to.

20.4	The Buyer agrees to keep the Seller reasonably informed of all material matters relating to the Claim for Tax notified to the Seller in accordance with Clause 20.1 (including providing any information and/or copies of any documents in the control of the relevant Group Company or the Buyer reasonably requested by the Seller) and shall forward copies of all material correspondence received from a Tax Authority relating to the Claim for Tax to the Seller.

20.5	The provisions of this Clause 20 shall not apply or, if the provisions of this Clause 20 already apply, the Seller’s rights under this Clause 20 shall cease to apply if:

(a)	the Seller takes corporate action, or other steps are taken or legal proceedings are started for its winding up, dissolution, administration or for the appointment of a receiver, administrator, trustee or similar officer of it or of any of its assets;

(b)	the Seller is unable to pay its debts as they fall due, starts negotiations with a creditor with a view to the general readjustment or rescheduling of its indebtedness or makes a general assignment for the benefit of, or a composition with, its creditors; or

(c)	any Tax Authority alleges fraudulent or conduct involving dishonesty on the part of the Company or any person acting on its behalf in relation to the matter giving rise to the Claim for Tax.

20.6	The Buyer shall be free to satisfy or settle the relevant Claim for Tax on such terms as it may in its absolute discretion think fit if:

(a)	the Seller does not request the Buyer to take any action in relation to the Claim for Tax within the Response Period under Clause 20.1;

(b)	the Seller does not request that any further action be taken in respect of the Claim for Tax by the Buyer or the Company under Clause 20.3 within ten (10) Business Days of the Buyer seeking instructions in writing from the Seller under Clause 20.3;

(c)	the Seller has not paid an amount equal to the costs, expenses and/or the Disputed Tax (if relevant) incurred by either the Buyer and/or the Company in accordance with Clause 20.2.1; or

(d)	any of the provisions of Clause 20.5 apply.

20.7	The compliance of the Buyer and/or the Group Companies with the provisions of this Clause 20 shall not be a condition precedent to the liability of the Seller under the Tax Covenant or for breach of the Seller Tax Warranties.

21.	LEAKAGE

21.1	Without prejudice to the right of the Buyer to claim on any other basis or take advantage of any other remedies available to it, if any Leakage has occurred, the Seller agrees (in respect only of any Leakage that has occurred to or for the benefit of him or his connected persons) to pay to the Buyer in cash on demand (each for itself and as trustee of the benefit of this Clause 21.1 for each Group Company):-

(a)	a sum equal to the amount of such Leakage; and

(b)	all reasonable costs and expenses incurred by the Buyer or any Group Company as a result of such Leakage and of recovering such sums from the Seller in relation to such Leakage,

in each case, excluding the amount of any Known Leakage which actually reduces the Cash Consideration paid at Completion (any claim under this Clause 21.1 by the Buyer being a “Leakage Claim”).

21.2	Not less than three (3) Business Days prior to the Completion Date (or such other date as the Parties may mutually agree), the Seller undertakes to notify the Buyer in writing of any matter or circumstance which would constitute Known Leakage including reasonable details of the Known Leakage concerned and an estimate of the quantum of such Known Leakage.

21.3	Following the Completion Date, the Seller undertakes to notify the Buyer in writing as soon as practicable after becoming aware of any Leakage or any matter or circumstance that could give rise to Leakage or result in the Seller being required to make a payment under Clause 21.1, including reasonable details (in so far as they are known to the Seller) of the Leakage concerned and, as far as reasonably practicable, an estimate of the quantum of such Leakage.

21.4	Any Leakage Claim shall be subject to the limitations set out in Schedule 5.

21.5	Any payment by the Seller to the Buyer in relation to a Leakage Claim will, to the extent possible, take effect as a reduction in the Consideration and the amount so paid by the Seller will be treated as a reduction in the amount of the Consideration received by the Seller.

21.6	A Leakage Claim under this Clause 21 shall be the sole remedy available to the Buyer arising (directly or indirectly) from a breach of this Clause 21.

21.7	The Seller shall not be liable in respect of any Leakage Claim to the extent that the matter or thing giving rise to such Leakage Claim constitutes Permitted Leakage or Operational Costs.

21.8	The Buyer shall not be entitled to recover more than once in respect of any single amount of Leakage.

21.9	No Leakage Claim shall, in the absence of fraud or fraudulent misrepresentation, be made against the Seller unless the claim has been notified in writing to the Seller and is served in accordance with Clause 25 before the date which is six (6) months after the Completion Date.

22.	Protection of Goodwill

22.1	As further consideration for the Buyer agreeing to purchase the Shares and with the intent of securing to the Buyer the full benefit and value of the goodwill and connections of each Group Company the Seller undertakes to the Buyer that:-

(a)	it will not and will procure that no member of the Seller’s Group shall for a period of two (2) years from the Completion Date, in any capacity whatsoever, directly or indirectly carry on or assist in carrying on or be engaged, concerned or interested in any activity or undertaking which is the same as, or substantially similar to, the business of the Group within the UAE; and

(b)	it will not and will procure that no member of the Seller’s Group will for a period of two (2) years from the Completion Date for the purpose of any business supplying products or services similar to or capable of being used in substitution for any product or service supplied by any Group Company within the twelve (12) months preceding Completion Date, canvass, solicit or endeavour to entice away from any Group Company any person who during the period of two (2) years prior to the Completion Date has been a customer of any Group Company or has purchased or agreed or offered to purchase goods from any Group Company or has employed its services; and

(c)	it will not and will procure that no member of the Seller’s Group will for a period of two (2) years from the Completion Date do any act or thing likely to have the effect of causing any supplier of or other person in the habit of dealing with any Group Company (either at the date of this Agreement or at Completion) to be unable or unwilling to deal with any Group Company either at all or in part or on the terms on which it had previously dealt with any Group Company or likely to have the effect of causing any person having a contract or arrangement with any Group Company (either at the date of this Agreement or at Completion) to breach, terminate or modify that contract or arrangement or to exercise any right under it; and

(d)	it will not and will procure that no member of the Seller’s Group will for a period of two (2) years from the Completion Date solicit or endeavour to entice away from any Group Company, employ or offer employment to any Employee of any Group Company who is at the date of this Agreement and/or at Completion an Employee employed in a managerial, technical or sales capacity nor do any act or thing likely to have the effect of causing any such Employee to terminate his employment with any Group Company whether or not such Employee would thereby breach his contract of employment or service agreement; and

(e)	it will not, and to the extent applicable it will procure that members of the Seller’s Group will not, from the date falling twelve (12) months after the Completion Date, use directly or indirectly or authorise any person to use directly or indirectly any of the Intellectual Property Rights or use any distinctive mark, style or logo used by any Group Company or any mark, style or logo similar to or likely to be confused with them in any manner which is likely to or may result in confusion between or other association with the business, goods, services or other activities of any Group Company. The Parties hereby agree that for a period of twelve (12) months following the Completion Date, the Seller (and members of the Seller’s Group) shall be permitted to use the Intellectual Property Rights to the extent necessary for (i) complying with any Applicable Law, regulations, or orders of any governmental or regulatory authority; and (ii) performing administrative functions reasonably required in connection with the continued existence of the Seller as a corporate entity, provided that, for the avoidance of doubt, the Seller shall not be entitled to use any such Intellectual Property Rights for the purposes of marketing or commercial operations, or any activity that competes with the business of any Group Company.

22.2	Nothing in Clause 22.1 shall prevent the Seller, any member of the Seller’s Group or the UBOs from owning (i) not more than five per cent (5%) of any class of the issued share capital of a company which is dealt in on a recognised investment exchange, (ii) the Consideration Shares, or (iii) the MCB Shares.

22.3	The Seller has taken independent legal advice and acknowledges that it considers the undertakings contained in Clause 22.1 reasonable and necessary for the proper protection of the business of the Group and the legitimate interests of the Buyer and further acknowledges that damages would not be an adequate remedy for breach of such undertakings.

22.4	Each of the undertakings contained in Clause 22.1 is separate and severable and shall be construed on that basis. In the event that any of such undertakings is found to be void but would be valid if some part of it were deleted or if the period or extent of it were reduced such undertaking shall apply with such modification as may be necessary to make it valid and effective.

23.	Confidential Information and Know-How

23.1	The Seller undertakes that, in the period before and after Completion, it shall:-

(a)	not copy, make use of or disclose to any person any Confidential Information or Know-How (except as may be required to operate the business of the Group prior to Completion);

(b)	take all reasonable steps to prevent the copy, use or disclosure of any such Confidential Information or Know-How; and

(c)	procure that each member of the Seller’s Group complies with the provisions of this Clause 23.1.

23.2	The Buyer undertakes that, in the period prior to Completion it shall:-

(a)	not copy, make use of or disclose to any person any Confidential Information or Know-How which has been disclosed to it in connection with the transactions contemplated by this Agreement; and

(b)	procure that each member of the Buyer’s Group complies with the provisions of this Clause 23.2.

23.3	The provisions of this Clause 23 shall not apply to:-

(a)	the copy, use or disclosure of Confidential Information or Know-How required to be used or disclosed by Applicable Law, by any court order or by the rules of any stock exchange or governmental authority or regulatory authority, provided that, to the extent permitted by Applicable Law, the relevant Party gives the other Party prior notice of such disclosure;

(b)	the disclosure of Confidential Information or Know-How to a director, officer or employee of the Buyer or of any Group Company whose function requires that he has possession of the Confidential Information or Know-How;

(c)	the disclosure of Confidential Information or Know-How by either Party to its professional advisers for the purpose of advising on the transactions contemplated by under this Agreement; or

(d)	Confidential Information or Know-How which becomes publicly known except as a result of a breach of this Clause 23.

23.4	The restrictions contained in this Clause 23 shall survive termination of this Agreement and shall continue for a period of three (3) years following the Completion Date (or earlier termination of this Agreement).

24.	Announcements

24.1	Subject to Clause 24.2, neither the Buyer nor the Seller shall make or send before or after Completion any disclosure, announcement, communication or circular relating to the terms or subject matter of this Agreement unless such Party has first obtained the other Party’s written consent to the form and text of such announcement, such consent not to be unreasonably withheld, conditioned or delayed.

24.2	Clause 24.1 does not apply to an announcement, communication or circular:-

(a)	required by law or by the rules of any stock exchange or by any governmental authority or regulatory authority, in which event the Party required to make or send such disclosure, announcement, communication or circular shall, where practicable, first consult with the other Party as to the content of such announcement; or

(b)	made or sent by the Buyer after Completion to any Group Company’s customers, clients or suppliers advising them of the change of control of the Group.

25.	Notices

25.1	Any notice or other communication pursuant to, or in connection with, this Agreement shall be in writing in the English language and delivered by hand or sent by courier (in each case, provided such notice or other communication is also sent by email), or email, to the Party due to receive such notice as follows:-

(a)	to the Buyer at:-

(a)	39th Floor, API Trio Office Tower, Sheikh Zayed Rd, Dubai, UAE; and

(b)	[***]

(b)	to the Seller at:-

(a)	Opus Tower, Office 1002 - Al A’amal St - Dubai; and

(b)	[***]

25.2	A Party may change the address to which notices to it are to be delivered by giving not less than five (5) Business Days’ notice to the other Parties.

25.3	Subject to Clause 25.4, any notice or other communication shall be deemed to have been served:-

(a)	if delivered by hand or courier, on the date of delivery (provided such notice or other communication has also been sent by email); or

(b)	if sent by email, upon the generation of a receipt notice by the recipient’s server or, if such notice is not so generated, upon delivery to the recipient’s server.

25.4	If a notice or other communication is given or deemed given at a time or on a date which is not a Business Day, it shall be deemed to have been given on the next Business Day.

25.5	In proving service of a notice or other communication, it is sufficient to prove that delivery was made or that the email was properly addressed and transmitted by the sender’s server into the network and there was no apparent error in the operation of the sender’s email system (as the case may be).

26.	Entire Agreement

26.1	This Agreement (together with all of the Transaction Documents) sets out the entire agreement and understanding between the Parties in respect of the sale and purchase of the Shares. This Agreement supersedes and extinguishes any previous agreements between the Parties, whether orally or in writing, in respect of the sale and purchase of the Shares, which shall cease to have any further force or effect.

26.2	No variation of this Agreement shall be effective unless made in writing and signed by or on behalf of both the Buyer and the Seller.

27.	Further Assurance

27.1	The Parties each agree for themselves (at their own respective cost) to perform (or procure the performance of) all further acts and things, and execute and deliver (or procure the execution and delivery of) all further documents that may be required by Applicable Law or as the other Party may reasonably require, whether on or after Completion, to implement and give effect to this Agreement and in particular for the purpose of vesting in the Buyer the full benefit of the Shares to be transferred to the Buyer under this Agreement.

28.	Invalidity

If any provision of this Agreement is held to be unenforceable or illegal, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Agreement but the enforceability of the remainder of this Agreement shall remain unaffected.

29.	Effect of Completion

This Agreement (and in particular the Seller Fundamental Warranties, the Seller Commercial Warranties, Buyer Fundamental Warranties and Buyer Commercial Warranties) and the Tax Covenant in so far as any of its provisions remain to be, or are capable of being, performed or observed, shall remain in full force and effect after Completion.

30.	Waiver

30.1	The failure by a Party to exercise or delay in exercising any right or remedy under this Agreement shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies that Party may otherwise have and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

30.2	Each Party’s respective rights and remedies contained in this Agreement are in addition to, and not exclusive of, any other rights or remedies available at law.

31.	Costs

The Buyer and the Seller shall each pay its own costs in relation to the negotiation, preparation, execution and implementation of this Agreement and of each document referred to in this Agreement.

32.	Gross Up

All sums payable by or on behalf of any Party under this Agreement shall be paid free and clear of all deductions or withholdings whatsoever, save only as may be required to be made by any Party by Applicable Law. If any deduction or withholding is required by law to be made from any payment by a Party pursuant to this Agreement, or if a Party shall incur any Liability for Tax chargeable or assessable in respect of any payment pursuant to this Agreement, the paying Party shall pay such additional amounts as shall be required to ensure that the net amount received and retained by the other Party (after Tax) will equal the full amount which would have been received and retained by it had no such deduction or withholding been made and/or no such Liability to Tax been incurred. In applying this Clause 32, no account shall be taken of the extent to which any Liability for Tax may be mitigated or offset by any Buyer’s Relief so that where such Buyer’s Relief is available the additional amount payable under this Clause 32 shall be the amount which would have been payable in the absence of such availability.

33.	Assignment

This Agreement is personal to the Parties and neither it nor any of the benefits arising under it may be assigned without the prior written consent of the other Party and neither Party shall purport to assign or transfer the same.

34.	Rights of Third Parties

Except as expressly provided in Clause 13.3, paragraph 4.2 of Schedule 5, and elsewhere in this Agreement, a person who is not a party to this Agreement shall have no rights to rely upon or enforce any term of this Agreement provided that this does not affect any right or remedy of the third party which exists or is available under Applicable Law.

35.	Counterparts

This Agreement may be executed in any number of counterparts and by each of the parties on separate counterparts each of which when executed and delivered shall be deemed to be an original, but all the counterparts together shall constitute one and the same agreement.

36.	Law and Jurisdiction

36.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes and claims) are governed by, and shall be construed in accordance with, English law.

36.2	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes and claims), including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the London Court of International Arbitration (“LCIA”) Rules, which Rules are deemed to be incorporated by reference into this Clause.

36.3	The party wishing to commence arbitration (the claimant) under the LCIA Rules shall send to the other party (the respondent) a written request for arbitration (the “Request”).

36.4	The arbitral tribunal shall consist of three arbitrators: one appointed by the claimant and named in the Request, the second appointed by the respondent within fourteen (14) days of receipt of the Request, and the third, who shall act as presiding arbitrator, appointed by the two Parties within fourteen (14) days of the appointment of the second arbitrator. If any arbitrators are not appointed within the specified timeframes, the appointing authority shall be entitled to make the necessary appointments upon the request of either Party or on its own initiative, in accordance with the LCIA Rules.

36.5	The seat, or legal place, of arbitration shall be the Dubai International Financial Centre, United Arab Emirates.

36.6	The language to be used in the arbitral proceedings shall be English.

SIGNED by or on behalf of the parties on the date which first appears in this Agreement.

Schedule 1

Part 1

THE COMPANIES

BPGIC

Name:	Brooge Petroleum and Gas Investment Company FZE
Type of Entity:	Free Zone Establishment
Commercial license / Registration number:	3090 and 3090A
Previous company names and effective date(s) of change(s):	N/A
Registered office:	PO Box 50170, Fujairah, UAE
Date and place of incorporation:	2 October 2013 and Fujairah Free Zone
Issued share capital:	The share capital is AED 5,000,00 divided into 100 shares at par value of AED 50,000 per share
Shareholder:	Brooge Energy Limited (100%)
General Manager:	Mr. Saif Ibrahim Ahmad Alahazaimeh
Main activity:

Commercial License 3090:

Trading and storing (crude oil, fuel oil, all kinds of oil products and gas) and building, managing, investment in refineries and all kinds of investments, extraction and exploration of crude oil and gas in the onshore and offshore.

Commercial License 3090A:

Onshore and offshore oil and gas fields and facilities services, construction, investment and operation in all types of power and electric plants.

BPGIC PHASE III

Name:	Brooge Petroleum and Gas Investment Company Phase III FZE
Type of Entity:	Free Zone Establishment
Commercial license / Registration number:	4200
Previous company names and effective date(s) of change(s):	N/A
Registered office:	PO Box: 51073, Fujairah, UAE
Date and place of incorporation:	27 September 2020 and Fujairah Free Zone
Issued share capital:	The share capital is AED 5,000,00 divided into 100 shares at par value of AED 50,000 per share
Shareholder:	Brooge Energy Limited (100%)
General Manager:	Mr. Saif Ibrahim Ahmad Alahazaimeh
Main activity:	Trading and storing (crude oil, fuel oil, all kinds of oil products and gas) and building, managing, investment in refineries and all kinds of investments, refinery, extraction and exploration of crude oil and gas in the onshore & offshore. Oil and gas fields and facilities services, construction and investment and operation in all types of power and electricity plants.

Part 2

THE SUBSIDIARY AND THE BRANCH

BPGIC PHASE 3 LIMITED

Name:	BPGIC Phase 3 Limited
Type of Entity:	Offshore limited liability company
Commercial license / Registration number:	226933
Previous company names and effective date(s) of change(s):	N/A
Registered office:	PO Box: 118863 - Office 601-602, Clover Bay Tower, Business Bay, Dubai, United Arab Emirates
Date and place of incorporation:	23 December 2020 and Jebel Ali Free Zone
Issued share capital:	The share capital is AED 5,000 divided into 100 shares at par value of AED 50 per share
Shareholder:	Brooge Petroleum and Gas Investment Company Phase III (100%)
Director:	Mr. Saif Ibrahim Ahmad Alahazaimeh
Secretary:	Mr. Saif Ibrahim Ahmad Alahazaimeh

[***]

THE BRANCH

Name:	Brooge Petroleum and Gas Investment Company FZE – Branch of Abu Dhabi 1
Registered number:	2516295
Registered office:	Shop 214, Meyzan, East 3, Abu Dhabi, United Arab Emirates
Date and place of incorporation:	8 March 2018 and Abu Dhabi
Parent company:	Brooge Petroleum and Gas Investment Company FZE
Main activity:	Representation office. Onshore and offshore oil and gas fields and facilities services.

Schedule 2

PROPERTIES

Freehold Property

 [***]

Leasehold Property

[***]

Schedule 3

SELLER’S WARRANTIES

1.	For the avoidance of doubt, each statement set out below in this Schedule 3 is made subject to and on the terms of Clause 14.1 (Limitations on Liability).

Part 1: Fundamental Warranties

1.	Title, capacity and the Shares

1.1	The Seller is a company validly existing under the laws of the Cayman Islands and has the necessary power and authority and has taken all necessary action to enter into and perform its obligations under this Agreement and the Transaction Documents to be executed by it at or before Completion in accordance with this Agreement which will, when executed, become binding and enforceable obligations of the Seller in accordance with their respective terms.

1.2	The Seller is the registered holder of the Shares and is entitled to sell and transfer such Shares, free from any Encumbrances to the Buyer on the terms of this Agreement.

1.3	The Shares constitute the whole of each Company’s allotted and issued share capital and are fully paid or credited as fully paid.

1.4	At:

1.4.1	the date of this Agreement, [***], there is no Encumbrance on, over or affecting any of the Shares or any unissued shares, debentures or other securities of any Group Company which has not been disclosed to the Buyer, and no person [***] has the right (whether exercisable now or in the future and whether contingent or not) to call for the issue, allotment, conversion, redemption, sale or transfer of any shares, debentures or other securities of any Group Company other than as disclosed to the Buyer; and

1.4.2	Completion, [***], there will be no Encumbrance on, over or affecting any of the Shares or any unissued shares, debentures or other securities of any Group Company, and no person [***] will have the right (whether exercisable now or in the future and whether contingent or not) to call for the issue, allotment, conversion, redemption, sale or transfer of any shares, debentures or other securities of any Group Company, except where such rights arise in connection with any refinancing arrangement that has been duly disclosed.

1.5	Neither Company has and has never had any subsidiary or branch other than the Subsidiary.

1.6	BPGIC Phase III is the legal and beneficial owner of each allotted and issued share in the capital of the Subsidiary and each such share is fully paid or credited as fully paid.

1.7	BPGIC is the parent company of the Branch.

1.8	[***]

Part 2: Commercial Warranties

1.	JOINT VENTURES, SHADOW DIRECTORS AND BRANCHES

1.1	No Group Company is or has agreed to become a member of any partnership or other unincorporated association, joint venture, or consortium or other profit or income sharing arrangement.

1.2	So far as the Seller is aware, no Group Company has liability as a former member, officer or shadow director of any person nor are there any circumstances in which such liability could arise.

1.3	No person is or has been a shadow director of any Group Company during the last three (3) years.

1.4	No Group Company has any branch, agency or place of business outside the UAE and does not use its letterhead, books or vehicles or otherwise carry on its business under any name other than its corporate name.

1.5	No Group Company has agreed to acquire any interest in any body corporate.

2.	EFFECT OF SALE

2.1	So far as the Seller is aware, the execution or the performance by the Seller of this Agreement or any of the Transaction Documents will not:

2.1.1	result in a breach of, conflict with, or give rise to an event of default under, any Material Contract to which a Group Company is a party or by which a Group Company is bound;

2.1.2	result in a material breach of any provision of the memorandum and / or articles of association of the Seller;

2.1.3	relieve any other party to a Material Contract with a Group Company of its obligations or enable it to terminate the relevant Material Contract;

2.1.4	result in a breach of a material Licence or order of any court or governmental agency or regulatory body; or

2.1.5	result in a Group Company losing the benefit of a material Licence.

2.2	Each Group Company has the necessary power and authority to operate its business as conducted at the date of this Agreement.

3.	Information, Records and Documents

3.1	All title deeds relating to the assets of any Group Company are in its possession.

3.2	The particulars relating to each Group Company and the Properties set out in the Schedules to this Agreement are true and accurate in all material respects.

4.	Accounts and Records

Accuracy of the Accounts

4.1	The Accounts:

4.1.1	have been prepared in accordance with Accounting Practice then in force;

4.1.2	have been prepared in accordance with all Applicable Law;

4.1.3	have been prepared on a consistent basis and using consistent Accounting Practice for the previous three financial years ended on the Accounts Date;

4.1.4	have been audited by an auditor or firm of accountants qualified to act as auditors in the UAE;

4.1.5	give a true and fair view of the state of the Group’s affairs and of their assets and liabilities as at, and of the profits and losses and total comprehensive income of the Group for the financial period ended on, the Accounts Date; and

4.1.6	are not misleading in any material respect.

Content of the Accounts

4.2	To the extent required by Accounting Practice, the Accounts:-

4.2.1	include adequate provision for all bad and doubtful debts, obsolete, damaged or slow-moving stocks/inventory and for depreciation on fixed assets;

4.2.2	include adequate provision for and/or disclosure of all actual liabilities and potential contingent, disputed and/or unquantified liabilities and all capital commitments of the Group in accordance with Accounting Practice;

4.2.3	do not materially overstate the value of the assets nor materially understate the value of liabilities (actual, contingent or otherwise) of any Group Company as at the Accounts Date and do not materially overstate the profits or turnover of any Group Company for the financial period ended on the Accounts Date.

4.3	No Group Company has been party to any transaction or arrangement of which one of the main purposes was the removal or exclusion of an asset or liability (including a contingent liability) from the Accounts.

Accounting reference date

4.4	The accounting reference date of each Group Company is as set out in Schedule 1 and has not at any time been any other date.

Books and Records

4.5	Each Group Company’s accounts, books, ledgers, financial and other records (the “Books and Records”):

4.5.1	are in the possession or under the control of the Company or the Subsidiary to which they relate;

4.5.2	are up to date and constitute an accurate record of all matters required by law to appear in them, and in the case of the accounting records, comply with the requirements of Applicable Law; and

4.5.3	do not contain any material inaccuracies or discrepancies.

4.6	No written notice has been received containing an allegation that any of the Books and Records are incorrect or should be rectified.

Events since the Accounts Date

4.7	Since the Accounts Date:

4.7.1	the business of each Group Company has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the financial year ended on the Accounts Date so as to maintain the business as a going concern;

4.7.2	there has been no material change in the nature of the business carried on by any Group Company, or in the manner in which it is conducted;

4.7.3	so far as the Seller is aware, there has been no Material Adverse Change in the financial or trading position of any Group Company;

4.7.4	there has been no material change in the assets and liabilities as shown in the Accounts;

4.7.5	no dividends or other distributions have been declared, paid or made by a Group Company except as provided in the Accounts;

4.7.6	no share or loan capital of any Group Company has been, or agreed to be, issued, allotted, redeemed, purchased or repaid by any Group Company;

4.7.7	no debtor/receivable has been released by any Group Company on terms that he pays less than the face value of his debt; no debt has been subordinated, written down or written off, provided against (in whole or in part), factored or assigned, and no Group Company has agreed to do any of the foregoing;

4.7.8	each Group Company has paid its creditors within the applicable periods agreed with the relevant creditor and there are no amounts owing by each Group Company which have been outstanding for more than 180 days;

4.7.9	no Group Company has borrowed any money or raised any money in the nature of borrowings except for borrowings on overdraft in the ordinary course of business from its bank(s) within each Group Company’s existing overdraft facility with such bank(s);

4.7.10	no asset has been acquired or disposed of by any Group Company except for current assets in the ordinary and usual course of trading; no contract, arrangement or transaction has been entered into and no payment has been made by any Group Company otherwise than in the ordinary and usual course of carrying on its business and on entirely arm’s length terms and no Group Company has assumed or incurred or agreed to assume or incur any liability (actual or contingent) otherwise than in the ordinary and usual course of carrying on its business;

4.7.11	no capital expenditure has been, or agreed to be, incurred and no commitments of a capital nature have been or agreed to be, entered into that cannot be terminated on less than 12 months’ notice or which (individually) involves total annual committed expenditure or annual committed aggregate consideration by a Group Company of more than USD 1,000,000;

4.7.12	no Group Company’s business has been adversely affected by the loss (whether before or after the Accounts Date) of any contract or customer or supplier or, so far as the Seller is aware, by any other factor not affecting similar businesses to a like extent and, so far as the Seller is aware, there are no circumstances which are likely to give rise to any such effect on any Group Company’s business;

4.7.13	so far as the Seller is aware, no provision or reserve included in the Accounts has proved to be inadequate in the light of subsequent circumstances and, so far as the Seller is aware, there are no circumstances which indicate that any such provision or reserve may prove to be inadequate; and

4.7.14	no Group Company has offered any discounts or allowances other than in accordance with its normal business practice prior to the Accounts Date.

Management Accounts

4.8	The Management Accounts:

4.8.1	have been prepared from the accounting records of each Group Company with due care and attention and on a basis consistent with that employed in preparing the management accounts of the Group for the immediately preceding financial period; and

4.8.2	do not materially misstate the assets and liabilities and the profits and losses of each Group Company.

Related Party Transactions

4.9	The transaction contemplated by this Agreement will not oblige any Group Company to pay any bonus, incentive or other payment to the Seller or its connected persons.

4.10	No Group Company has incurred or paid, or will incur or pay, any expenses or costs to any third party in connection with this Agreement (or the transactions contemplated hereby) including, without limitation, fees or expenses of any professional or other advisers.

5.	FINANCE

Bank borrowing

5.1	The total amount borrowed by each Group Company is from its bankers or any other lenders, or raised by way of acceptance credit and does not exceed its loan and other financial facilities and does not exceed the limitation on its borrowing and other powers contained in its articles of association or any other deed or document binding upon it.

5.2	No financial arrangement or facility in place between any of the Group Companies and its bankers or other lenders has in the last three (3) years been subject to any waiver, deferral, suspension, or concession.

Notice of repayment of borrowings

5.3	So far as the Seller is aware, no event which is or, with the passing of time or the giving of any written notice or demand, would become an event of default under any loan capital, borrowing, debenture or financial facility of each Group Company or would entitle any third party to call for repayment prior to normal maturity or to enforce any security it may have over the assets of any Group Company has occurred or been alleged. So far as the Seller is aware, no Group Company has done anything whereby the continuance of any of those facilities might be affected or prejudiced or otherwise altered to the disadvantage of any Group Company.

Guarantee

5.4	None of the facilities of any Group Company are dependent on the guarantee or support or indemnity of, or any security provided by, a third party other than a Group Company.

Loan capital

5.5	No Group Company has outstanding loan capital nor has it borrowed or raised any money (save for short term borrowings from its bankers) nor has it factored or discounted its debts nor is it a party to any acceptance credit facility, bill of exchange, promissory note, finance lease or sale and lease-back arrangement or any other arrangement the purpose of which is to raise money which it has not repaid.

Creation of charges

5.6	No Group Company has created, or agreed to create, any Encumbrance over its assets or given, or agreed to give, any guarantee, suretyship, indemnity or similar obligation or any agreement for the postponement of its debt.

Grants and allowances

5.7	No Group Company has received any grants, allowances, subsidies, loans or financial assistance by any supranational, national or local authority or government agency.

6.	ASSETS AND STOCK

Title

6.1	All the assets included in the Accounts or acquired by a Group Company since the Accounts Date are legally and beneficially owned by a Group Company free from any Encumbrance. Those assets are not the subject of any assignment, equity, royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on deferred terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).

Possession

6.2	All of the assets owned by a Group Company are in the possession or under the control of a Group Company.

6.3	Each Group Company has adequate access to all plant, machinery, vehicles and other equipment and assets which are material for the effective operation of its business.

Condition

6.4	So far as the Seller is aware all plant, machinery, vehicles and other equipment and assets owned or used by each Group Company which are material for the effective operation of its business:

6.4.1	are in a good and safe condition and good working order (fair wear and tear excepted); and

6.4.2	are not expected to require renewal, replacements or additions within six (6) months from Completion.

Maintenance

6.5	So far as the Seller is aware, maintenance contracts are in full force and effect in respect of all material assets of each Group Company which it is normal or prudent to have maintained by independent or specialist contractors and in respect of all material assets which each Group Company is obliged to maintain or repair under any hire purchase, leasing, rental, insurance or other agreement.

Assets sufficient for business

6.6	So far as the Seller is aware, the assets owned by each Group Company comprise all assets necessary for the continuation of the business of each Group Company as carried on at the date of this Agreement.

Leased assets

6.7	No Group Company is a party to or liable under a lease or hire, hire purchase, credit sale or conditional sale, agreement.

Trade debtors

6.8	None of the debts which are shown in the Accounts, or which have arisen subsequently, have been outstanding for more than three (3) months from the Group Company’s due date for payment or have been released such that the debtor has paid less than the full amount of his debt.

6.9	No single debtor owes to any Group Company an amount or amounts in aggregate greater than ten per cent (10%) of the total of all debts owing to such Group Company.

6.10	So far as the Seller is aware, there are no circumstances which indicate that any of the debts owing to any Group Company at the date of this Agreement and which were not fully written off or fully provided against in the Accounts or the Management Accounts may prove to be irrecoverable to any material extent.

Product or services liability

6.11	So far as the Seller is aware, no Group Company has given any guarantee or warranty or made any representation in respect of goods or services supplied or contracted to be supplied by it save for any warranty or guarantee implied by law and (save as aforesaid) has not accepted any obligation which could give rise to any liability after any such goods or services have been supplied by it.

6.12	No Group Company has received written notice of any claim where the amount claimed exceeds USD 500,000 with respect to any individual proceeding, which remains outstanding and which alleges any defect in, or lack of fitness for purpose of, any goods supplied or services provided by the Group Company, nor, so far as the Seller is aware, are there any circumstances which could give rise to any such claim.

7.	INSURANCE

Insurance of Assets

7.1	All of each Group Company’s material assets and Properties which are of an insurable nature have at all material times been, and are insured on commercially reasonable terms against all such risks normally insured against by a prudent person carrying on a similar business to such Group Company and Completion will not have the effect of terminating, or entitling the insurer to terminate, cover under any such insurance.

Other Insurances

7.2	Each Group Company has at all material times been and is insured against accident, injury, third party liability (including, without limitation, product liability), cyber security, damage and all other risks normally insured against by a prudent person carrying on a similar business to such Group Company and has at all times effected all insurances required by law or under any Material Contract.

7.3	The Group has no interest in and is not a beneficiary under, and does not pay and is not liable to pay any part of the premiums on, any policy of life assurance/insurance.

7.4	No Group Company has keyman insurances or equivalent insurances with respect to any of its directors, officers or Employees.

Status and payment of premiums

7.5	All premiums due on the Policies have been duly and punctually paid and all the Policies are valid and in force and so far as the Seller is aware, no Group Company nor any agent of any Group Company has done anything or omitted to do anything which might make any of the Policies void or voidable or might entitle any insurer not to pay all or part of any claim under any of the Policies.

Claims

7.6	No claim is outstanding under any of the Policies and, so far as the Seller is aware, no circumstance exists (including, without limitation, any written claim by any third party against any Group Company or any event or circumstance which might give rise thereto) which might give rise to a claim under any of the Policies.

7.7	In the twelve (12) months preceding the date of this Agreement, no claims have been made by any Group Company on its insurers nor, so far as the Seller is aware, have any circumstances arisen which may give rise to any claim, which (in either case) could have the effect of causing future premiums to be higher than would otherwise be the case.

8.	CONTRACTS

Material Contracts

8.1	So far as the Seller is aware, no Group Company is a party to, or subject to any contract, arrangement, obligation or liability which:-

8.1.1	is outside the ordinary course of business of a Group Company;

8.1.2	is not wholly on an arm’s length basis; or

8.1.3	save for the Material Contracts, requires or involves or is likely to require or involve annual expenditure by a Group Company of more than USD 1,000,000 annually).

8.2	No Group Company is a party to, or subject to, any Material Contract which:-

8.2.1	may be terminated as a result of the matters contemplated by the Transaction Documents; or

8.2.2	restricts its freedom to carry on its normal business activities.

8.3	There is no outstanding offer, proposal, estimate or quotation in respect of any Group Company which, if accepted or incorporated into a contract would result in a contract which, if now in existence, would fall within any of sub-paragraphs 8.1 to 8.2 above.

8.4	All Material Contracts have been disclosed to the Buyer.

Breach of Material Contract

8.5	So far as the Seller is aware, no Group Company has defaulted under any Material Contract and no written claim of any default has been made against any Group Company nor is the Seller aware that any counterparty is in default under any Material Contract with a Group Company and as far as the Seller is aware there is nothing whereby any Material Contract may be terminated, rescinded, avoided or repudiated by any counterparty or whereby the terms of it may be worsened.

Outstanding Offers

8.6	There is not outstanding any offer, tender or bid which is capable of being converted by acceptance into an obligation of a Group Company.

Creditors

8.7	Each Group Company has paid all its creditors within the credit periods normally applied by a Group Company to such creditors (and no earlier).

Customers and suppliers

8.8	So far as the Seller is aware, during the six (6) months preceding the date of this Agreement there has been no material change in the basis or terms on which any person (including any supplier) is prepared to enter into contracts or do business with a Group Company (apart from normal price changes).

8.9	No person who is, or who has during the last twelve (12) months been, a material customer or supplier of goods or services to a Group Company has ceased, or has threatened or indicated an intention to cease trading with or supplying a Group Company or has reduced, or so far as the Seller is aware, is likely to reduce, materially its trading with or supply to a Group Company.

8.10	There are no penalty payments due and currently outstanding from any Group Company to any customer or supplier of goods or services to the business in respect of any termination and / or breach of such customer or supplier agreements.

9.	Insider Contracts

9.1	So far as the Seller is aware, no Group Company is, and during the three (3) years preceding the date of this Agreement has not been, a party to any agreement:

9.1.1	which is or was not of an entirely arm’s length nature; or

9.1.2	in which the Seller or any member of the Seller’s Group or any director of the Seller’s Group or any of them is or was directly or indirectly interested.

9.2	So far as the Seller is aware, none of a Group Company’s assets (including the benefit of any Licences or agreements) have been acquired for a consideration otherwise than for its market value at the date of such acquisition.

9.3	There are no debts (whether or not due for payment and including contingent liabilities) or unfulfilled obligations (present or future, actual or contingent) owing between a Group Company and any member of the Seller’s Group or any director or former director of a Group Company or any connected person of any of them.

9.4	So far as the Seller is aware, there is no written claim or circumstance which may give rise to a claim against a Group Company by any member of the Seller’s Group or any director or former director of a Group Company or any connected person of any of them.

10.	Finder’s Fee Etc

So far as the Seller is aware, no person is entitled to receive from any Group Company a finder’s fee, brokerage or commission in connection with this Agreement or any document to be executed at or before Completion in accordance with this Agreement.

11.	Litigation

Proceedings

11.1	There is no legal proceeding or dispute in existence or, so far as the Seller is aware, threatened against the Seller in relation to any of the Shares or in relation to the Seller’s entitlement to dispose of any of the Shares and, so far as the Seller is aware, there is no fact or circumstance which might give rise to any such proceeding or dispute.

11.2	So far as the Seller is aware, no Group Company is currently, or has in the three (3) years preceding the date of this Agreement been, engaged in any suit, action, litigation, arbitration, tribunal proceedings or investigation initiated by a Competent Authority against a Group Company.

11.3	So far as the Seller is aware, no Group Company has received written notice of any such threatened suit, action, litigation, arbitration, tribunal proceedings or investigation initiated by a Competent Authority against a Group Company.

11.4	So far as the Seller is aware, no Group Company is currently party to any Third Party Proceedings whether as claimant, defendant or otherwise (other than as claimant in proceedings for the collection of debts arising in the ordinary course of business) where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding, and so far as the Seller is aware no Group Company has received written notice where such Third Party Proceedings are threatened against a Group Company where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding.

11.5	During the three (3) years preceding the date of this Agreement, so far as the Seller is aware, there have not been any actions, claims, disputes, proceedings, suits initiated by any third party where the liability of a Group Company (or claimed against a Group Company) in relation thereto exceeded USD 1,000,000 with respect to any individual proceeding or claim.

11.6	During the three (3) years preceding the date of this Agreement, so far as the Seller is aware, no Group Company has given any undertaking to any court or to any third party arising out of any Third Party Proceedings and neither a Group Company nor any of its property or assets are subject to any outstanding injunction, order, judgment, decree or arbitral award of any court, tribunal, arbitrator, governmental agency or other regulatory body.

12.	CompETITION

12.1	So far as the Seller is aware, no Group Company is, or has in the three (3) years prior to the date of this Agreement been, a party to or liable under or for any arrangement which infringes or has infringed Competition Law, nor, so far as the Seller is aware, is any Group Company subject to any actual investigation from any Competent Authority in relation to the foregoing.

12.2	So far as the Seller is aware, no Group Company is or has in the three (3) years prior to the date of this Agreement, been subject to any actual restriction on its conduct as a result of any decision, judgment, order or announcement or similar issued or adopted by any Competent Authority or following any arbitration or mediation proceedings in connection with the application of Competition Law.

13.	Legal Matters

Compliance with law

13.1	Each Group Company has conducted its business materially in accordance with its memorandum and articles of association, all Applicable Law and regulations of any jurisdiction in which it carries on business and there has been no violation of, or default with respect to, any order or judgment of any court, tribunal, governmental agency or regulatory authority in any jurisdiction which has, or could have, a material adverse effect on the assets or business of a Group Company.

13.2	Due compliance in all material respects has been made with the provisions of all Applicable Law in connection with the formation of each Group Company, the allotment and issue, purchase and redemption of shares, debentures or other securities, the payment of dividends, any reduction of share capital and the conduct of its business and no written notice has been received that any of the foregoing is incorrect or should be rectified.

Licences

13.3	Each Group Company has all material Licences for the proper carrying on of its business and each Licence is valid, in force and unconditional or subject only to a condition that has been fulfilled and under which no further action is required.

13.4	Each Group Company has in all material respects carried on its business in compliance with the terms and conditions of any material Licence relevant to a Group Company.

13.5	No Licence is personal to the Seller and no Licence of a Group Company will be revoked, cancelled or suspended as a result of the execution or performance of this Agreement or any document to be executed at or before Completion in accordance with this Agreement.

Documents filed

13.6	So far as the Seller is aware, all returns, particulars, resolutions and other documents required to be delivered to the applicable company registrar / regulatory authority by each Group Company in accordance with Applicable Law have been properly prepared and delivered.

Powers of Attorney

13.7	So far as the Seller is aware, no Group Company has given any power of attorney in the three (3) years prior to the date of this Agreement which remains in effect nor has it given any other similar authority which is still outstanding (other than authority for an Employee to enter into routine trading contracts in the usual course of their duties).

Memorandum and Articles of Association

13.8	The copy of the memorandum and articles of association of each Group Company in the Seller’s Data Room is true, complete and up-to-date.

14.	Ethical Business Practices

No bribery

14.1	In the three (3) years prior to the date of this Agreement, no Group Company nor, so far as the Seller is aware, any person (including any Employee, officer, subsidiary or any third party) who performs or has performed services for it or on its behalf has done or failed to do any act or thing the doing or omission of which does or could contravene Bribery Legislation applicable at the relevant time.

No anti-bribery enforcement action

14.2	In the three (3) years prior to the date of this Agreement, no Group Company nor, so far as the Seller is aware, any person (including any Employee, officer, subsidiary or any third party) who performs or has performed services for it or on its behalf, has been the subject of any actual, pending or threatened complaint, action, investigation, enforcement proceedings or prosecution under Bribery Legislation and, so far as the Seller is aware, there are no circumstances which may lead to such a complaint, action, investigation, enforcement proceedings or prosecution.

Adequate anti-bribery procedures

14.3	Each Group Company has (and has maintained at all times) adequate policies and procedures designed to ensure continued compliance with Bribery Legislation by each such Group Company and any person (including any Employee, officer, subsidiary or third party) who performs services for it or on its behalf.

Compliance with sanctions regimes

14.4	In the three (3) years prior to the date of this Agreement, no Group Company nor, so far as the Seller is aware, any person (including any Employee, officer, subsidiary or any third party) who performs or has performed services for it or on its behalf, has done or failed to do any act or thing the doing or omission of which does or could contravene the provisions of any Relevant Sanctions Regime.

15.	Insolvency

15.1	In relation to each Group Company (and separately the Seller):

15.1.1	no resolution has been passed (and no meeting has been convened, and no written resolution has been circulated with a view to any resolution), no petition has been presented and no order has been made, for the purpose of its winding up and no application or order has been made for a provisional liquidator to be appointed;

15.1.2	no notice of intention to appoint an administrator has been filed and/or served on any creditor of a Group Company (or the Seller, as applicable), no application for the appointment of an administrator has been made and no other steps in relation to the appointment of an administrator have been taken nor has any administrator been appointed;

15.1.3	no document has been filed at court initiating or applying for a moratorium, no court has made an order subjecting any Group Company (or the Seller, as applicable) to a moratorium and no moratorium has been obtained;

15.1.4	no procedure has been commenced, by any Competent Authority or any other person, with a view to striking-off;

15.1.5	no administrative receiver, receiver, administrator, monitor, nominee, supervisor, liquidator or provisional liquidator or similar officer has been appointed and no Encumbrance has been enforced;

15.1.6	no event has occurred or, so far as the Seller is aware, will occur by virtue of the execution and performance of this Agreement and the other agreements and documents referred to in it which would cause, or entitle any person to cause, any of the events cited at paragraphs 15.1.1 to 15.1.5 above;

15.1.7	it has not stopped or threatened to stop paying its creditors, is not insolvent, and is not unable to pay its debts;

15.1.8	the balance of its assets is not less than its liabilities (taking into account contingent and prospective liabilities);

15.1.9	there is no unsatisfied judgment or order of any court or tribunal, or award of any arbitrator, outstanding against it;

15.1.10	no distress, commercial rent arrears recovery, attachment, execution or other process has been levied against any of its assets;

15.1.11	no voluntary arrangement, compromise or similar arrangement with creditors has been proposed, agreed or sanctioned in respect of a Group Company (or the Seller, as applicable);

15.1.12	no decision of creditors, or any class of them, has been sought, no proposal has been made for a moratorium, composition or arrangement in relation to any of its debts; and

15.1.13	no event or step analogous to any of the above has occurred in any jurisdiction.

16.	Intellectual Property

16.1	All material Intellectual Property is legally and beneficially owned by the relevant Group Company free from all Encumbrances and the relevant Group Company has the has the right to use all material Intellectual Property materially necessary for the effective operation of its business in all material respects in the manner in which it is currently conducted.

16.2	So far as the Seller is aware, neither the validity or subsistence of the material Intellectual Property, nor the right, title and interest of any Group Company in the material Intellectual Property, is the subject of any current challenge, claim or proceedings that would have a material adverse impact on any Group Company.

16.3	So far as the Seller is aware, all renewal fees relating to material Intellectual Property due and payable on or before the date of this Agreement have been paid.

16.4	So far as the Seller is aware, no written claim has been made by a third party which alleges that any of the operations of any Group Company infringe the Intellectual Property of any third party or which disputes the right of any Group Company to use any Intellectual Property. The Seller is not aware of any circumstances that are likely to give rise to any such claim.

17.	INFORMATION TECHNOLOGY

17.1	So far as the Seller is aware, all the Computer Systems used or required to be used by a Group Company:

17.1.1	have adequate capacity for each Group Company’s present needs; and

17.1.2	have adequate security, back-up systems, duplication, hardware and software support and maintenance and trained personnel designed to preserve the availability, security and integrity of the Computer Systems and the data and information stored on the Computer Systems.

17.2	So far as the Seller is aware, in the three (3) years immediately preceding the date of this Agreement no Group Company has suffered any major failures or bugs in or breakdowns of any of the Computer Systems (including hardware and software) which it uses in its business which have resulted in significant or repeated disruption or loss or interruption in or to its use.

17.3	The material Computer Systems are either owned by, or properly licensed or leased to, each Group Company. No Group Company is in default under the licenses or leases and, so far as the Seller is aware, there are no grounds on which they might be terminated.

18.	DATA PROTECTION

18.1	So far as the Seller is aware, each Group Company has at all times in the three (3) years prior to the date of this Agreement complied in all material respects with applicable Data Protection Laws in processing any Personal Data.

18.2	In the three (3) years prior to the date of this Agreement, no Group Company has received any written notice from any Competent Authority or any other person in connection with any non-compliance or alleged non-compliance with applicable Data Protection Laws.

18.3	In the three (3) years prior to the date of this Agreement, no data subject or third party has issued proceedings against any Group Company nor been awarded any compensation from any Group Company for breach of applicable Data Protection Laws, in any jurisdiction.

18.4	So far as the Seller is aware, no Group Company has suffered any material breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, any material Personal Data.

18.5	Each Group Company has in place policies and procedures designed to comply with all applicable Data Protection Laws including data protection policies, processes and procedures concerning the collection, use, storage, retention and security of Personal Data and incidents involving actual or suspected Personal Data breaches.

19.	Employees

19.1	The Seller has provided the Buyer with a list of information (including salary and allowances; benefits; date of commencement of employment; notice period; expiry date of fixed term contract; date of birth) relating to each Employee earning in excess of USD 200,000 (or equivalent) per annum and that information was at the time it was provided and remains complete and accurate.

19.2	So far as the Seller is aware, there is no written or unwritten contract of employment between any Group Company and a director or an Employee of a Group Company which cannot be terminated by three (3) months’ notice or less without giving rise to a claim for damages or compensation (other than a statutory end of service gratuity payment or statutory compensation for arbitrary dismissal).

19.3	There is no agreement or arrangement to which a Group Company is a party for profit-sharing or for payments to any of its directors or Employees of bonuses or for incentive payments or other similar matters and, except for remuneration for employment, no money is payable to any Employee, director or consultant of any Group Company.

19.4	No Employee earning in excess of USD 200,000 (or equivalent) per annum has given or been given notice to terminate his or her employment, and no dispute is outstanding between any Group Company and such Employee relating to their employment or its termination.

19.5	No agreement or representation has been made with or to any Employee that their terms and conditions of employment or engagement will be varied outside of the ordinary course of business.

19.6	No Employee is currently in receipt of benefits under any long-term disability or permanent health insurance scheme.

19.7	There is no formal or informal policy or practice in place at any Group Company of making termination of ex-gratia payments in excess of those required by Applicable Law.

19.8	No outstanding liability has been incurred by any Group Company in the two (2) years prior to the date of this Agreement for breach of any contract of employment, compensation for arbitrary dismissal or for failure to comply with any order for the reinstatement or re-engagement of any Employee or in respect of any other liability arising out of the termination of any contract of employment. So far as the Seller is aware, no outstanding liabilities in the UAE Ministry of Human Resources and Emiratisation or immigration authorities or otherwise exist as at the date of this Agreement against any Group Company.

19.9	Each Group Company has obtained the requisite UAE residence visas and/or work permits in respect of their respective Employees.

19.10	There are no Employees who are currently on secondment or otherwise working for an entity other than the relevant Group Company.

19.11	All Employees are provided with coverage under a medical insurance policy that at least satisfies the minimum coverage requirements under Applicable Law.

19.12	No Group Company has agreed to make a payment to any Employee in connection with the actual or proposed termination or variation of an employment contract.

19.13	There are no sums owing to any Employee or any former Employees other than reimbursement of expenses, wages for the current pay period and holiday pay for the current holiday year.

19.14	So far as the Seller is aware, no Group Company has been subject to an inspection from the UAE authorities including but not limited to the Ministry of Human Resources and Emiratisation in the twelve (12) months prior to the date of this Agreement.

19.15	No Group Company has paid any loans or advance payments to any Employees.

19.16	No Employee is subject to current disciplinary warning or procedure.

19.17	No offer of employment has been made by any Group Company, for a role where such new Employee would earn in excess of USD 200,000 (or equivalent) per annum, that has not yet been accepted or that has been accepted but where the employment has not started yet.

19.18	No Employee will be entitled as a result of or in connection with any change of Control of any Group Company or as a result of this Agreement:

19.18.1	to terminate his employment with any Group Company;

19.18.2	to receive any payment, reward or benefit of any kind;

19.18.3	to receive any enhancement in or improvement to his remuneration, benefits or terms and conditions of service; or

19.18.4	to treat himself as being dismissed on the ground of redundancy or otherwise released from any obligation to any Group Company.

19.19	Each Group Company has registered all UAE and GCC nationals with the General Pension and Social Security Authority or equivalent body as applicable and is paying the correct contributions on a monthly basis into the relevant fund on behalf of each of its UAE and GCC national employees.

19.20	In relation to any contract of employment between each Group Company and any of its directors, all statutory requirements have been fulfilled.

19.21	No Group Company has paid, provided or contributed towards, or is under obligation or commitment to pay, provide or contribute towards, any pension or other retirement, death or disability benefit for or in respect of any past or present officer or Employee of any Group Company (or any spouse, child or dependant of any of them), except to the extent required by Applicable Law.

19.22	Each Group Company has made reasonable provision in the Accounts (and in its accounts for the current financial year) for end-of-service benefits which have been accrued for all of the Employees of the Group Companies.

20.	TAX MATTERS

20.1	Each Group Company has, at all times in the six (6) years prior to the date of this Agreement, complied with all applicable Tax laws.

20.2	In the six (6) years prior to the date of this Agreement each Group Company has within the relevant time limits correctly made all returns, given all notices and submitted all computations, accounts or other information required to be made, given or submitted to any Tax Authority and all such returns and other documentation were and remain true, complete and accurate.

20.3	Each Group Company has (where relevant) obtained valid and subsisting Tax licences, registrations and authorisations or consents in accordance with applicable Tax laws.

20.4	In the six (6) years prior to the date of this Agreement all claims, elections and disclaimers assumed for the purposes of the Accounts or the returns have within the relevant time limits been correctly made and submitted, and remain valid in all respects.

20.5	No Group Company has any agreement or arrangement with a Tax Authority whereby it is assessed to or accounts for Tax other than in accordance with the strict terms of relevant legislation or published practice of the relevant Tax Authority.

20.6	In the six (6) years prior to the date of this Agreement, each Group Company has:

20.6.1	properly deducted and/or withheld from payments made by it all Tax required to be deducted and/or withheld; and

20.6.2	within the relevant time limits paid or accounted for all Tax which it is or was liable to pay or account for (including Tax required to be deducted or withheld from payments).

20.7	No Group Company is liable to pay corporation Tax in instalments.

20.8	Provision or reserve (as appropriate) has been made in the Accounts in accordance with generally accepted accounting principles in respect of any period ended on or before the Accounts Date for any liability to Tax (whether actual, deferred, contingent or disputed) assessed or liable to be assessed on a Group Company or for which it is accountable at the Accounts Date.

20.9	Each Group Company has maintained and is in possession of all records required for Tax purposes and all such records remain true, complete and accurate in all material respects. In particular, without limitation, each Group Company has sufficient records to enable it to calculate any present or, so far as possible and so far as the Seller is aware, future Liability for Tax of a Group Company or its entitlement to any deduction, relief or repayment of Tax and any claims and elections it has made relating to Tax.

20.10	No Group Company is, or has within the last six (6) years been, liable to pay any fine, interest, surcharge or penalty in relation to Tax, nor involved in any dispute with, or the subject of an enquiry or investigation by a Tax Authority, and so far as the Seller is aware there are no facts which are likely to cause it to become liable to pay any fine, interest, surcharge or penalty nor to give rise to any such dispute, enquiry or investigation.

20.11	No Group Company has entered into or been a party to any transaction where the sole or main purpose or one of the main purposes was the avoidance of Tax, whether as part of a scheme, arrangement, series of transactions or otherwise.

20.12	So far as the Seller is aware, all transactions and arrangements made by each Group Company have been made on fully arm’s length terms and there are no circumstances in which any rule or provision is reasonably likely to apply causing any Tax Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Tax purposes on the basis that such transaction or arrangements are not such as would be entered into by separate and independent enterprises.

20.13	No Group Company has entered into any indemnity, covenant, warranty, guarantee, agreement or election pursuant to which a Group Company could be liable to make a payment or repayment of a sum equivalent to, or calculated by reference to, another person’s Liability for Tax.

20.14	No Tax has been or, so far as the Seller is aware, may be assessed on or required to be paid by any Group Company where the amount in question is the primary liability of another person, and where such assessment or requirement arises or arose by reason of the failure by any other person to satisfy a Liability for Tax.

20.15	Each Group Company is, and always has been, resident only in its jurisdiction of incorporation for Tax purposes (and has never been treated as resident outside its jurisdiction of incorporation for the purposes of any double Tax convention), and is not acting nor has ever acted as the branch, agent, factor, or tax representative of any person resident outside its jurisdiction of its incorporation for Tax purposes.

20.16	No Group Company is carrying on nor has ever carried on any trade or otherwise been liable to Tax other than in its jurisdiction of incorporation, nor is acting nor has ever acted as the branch, agent, factor, or tax representative of any person resident outside its jurisdiction of incorporation for Tax purposes.

20.17	Each Group Company is registered in the UAE for the purposes of the legislation relating to VAT and is not registered, and is not required to register, in any other jurisdiction in respect of VAT or any similar tax.

20.18	All supplies made by each Group Company are taxable supplies.

20.19	Each Group Company is entitled to full credit for VAT charged to it.

20.20	Since the Accounts Date, no Group Company has been involved in any transaction outside the ordinary and normal course of business which has given or, so far as the Seller is aware, is likely to give rise to a Liability for Tax.

20.21	No liability to Tax will or, so far as the Seller is aware, may arise to a Group Company or be increased as a result of or in consequence of the entry into of this Agreement and/or the sale of the Shares pursuant to this Agreement.

21.	Property

21.1	The particulars of the Properties set out in Schedule 2 are true, complete and accurate in all material respects.

21.2	No Group Company has any legal or equitable right, estate or interest in any land or buildings other than the Properties and does not use or occupy any other land or buildings.

21.3	Each Group Company has a good and marketable title (legal and beneficial) to each of the Properties vested in each Group Company without exception or reservation and each Group Company is absolutely entitled to their proceeds of sale.

21.4	Each Group Company (or its mortgagees) has in its possession all deeds and documents of title necessary to prove good and marketable title to the Properties.

21.5	The Properties and title deeds are not subject to any Encumbrance or any agreement to create an Encumbrance.

21.6	So far as the Seller is aware, each Group Company has performed and observed all material covenants, restrictions, reservations, conditions, agreements, statutory requirements, byelaws, orders, building regulations and other stipulations and regulations affecting the Properties and the use of the Properties and, so far as the Seller is aware, there is no outstanding complaint alleging breach or non-observance by any Group Company or any counterparty in respect of any of them.

21.7	So far as the Seller is aware, where the interest of any Group Company in any of the Properties is as a tenant under a lease or tenancy, or as a licensee under a licence of the Property:

21.7.1	each such lease, tenancy agreement or licence is in full force and effect;

21.7.2	all material licences, consents and approvals required from the landlord and any superior landlord in respect of the Properties (including, without limitation, all necessary consents and approvals in relation to any alterations and improvements undertaken or planned at the Properties) have been obtained and the covenants and obligations of the Group Company in those licences, consents and approvals have been performed and observed in all material respects;

21.7.3	each Group Company has performed and observed all covenants and other terms of the lease, tenancy agreement or licence under which the Properties are held in all material respects (including, without limitation, terms incorporated by reference such as house rules, building rules and master community rules, as applicable) and all outgoings have been paid to date including, without limitation, rent, service charge, utilities and insurance;

21.7.4	no written notice of any alleged breach or non-observance of any of the terms of the lease, tenancy agreement or licence has been served on any Group Company;

21.7.5	there are no rent reviews in the course of being determined or exercisable by any landlord of the Properties from a date prior to the date of this Agreement;

21.7.6	there are no side letters, collateral licences, assurances, undertakings or concessions made or proposed by any party to any such lease, tenancy or licence;

21.7.7	no Group Company has given any guarantee or indemnity for any liability relating to any of the Properties;

21.7.8	each Group Company has insurance coverage (including, without limitation, contents coverage) in place to satisfy the Group Companies’ obligations under each lease, tenancy or license of the Properties; and

21.7.9	all leases and tenancies requiring registration under Applicable Law have been duly registered with the Competent Authorities and any applicable registration fees have been paid.

21.8	No Group Company has sub-leased, licensed, or otherwise granted to any third party, the right to use or occupy any of the Properties.

21.9	None of the Group Companies use or occupy, directly or as a sub-tenant, any property without a valid lease, tenancy, license or other form of occupancy or service agreement, the required consents of the landlord and/or superior landlord (as applicable) or in breach of the Applicable Law.

21.10	So far as the Seller is aware, there are no current Third Party Proceedings concerning the Properties or their use and occupation where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding and so far as the Seller is aware no Group Company has received written notice where such Third Party Proceedings are threatened against a Group Company where the amount claimed exceeds USD 1,000,000 (with respect to any individual proceeding) in respect of the Properties.

21.11	So far as the Seller is aware, any transfer, lease or material license of the Properties prior to the date of this Agreement requiring registration under Applicable Law has been duly registered with the Competent Authorities and any applicable registration fees have been paid in full.

21.12	So far as the Seller is aware, no notice, order, resolution or proposal has been published for the compulsory acquisition, closing, demolition or clearance of the Properties, and the Seller is not aware of any matter or circumstances which would lead to any such notice, order, resolution or proposal.

21.13	So far as the Seller is aware, all buildings, erections and structures comprised in the Properties and all fixtures and fittings on the Properties are in good and substantial repair and condition so as to be fit for the purpose for which they are at present used and, so far as the Seller is aware, there are no structural or other defects latent or patent affecting any of the Properties.

21.14	[***]

22.	ENVIRONMENTAL AND HEALTH AND SAFETY

Use of the Properties and Legal Compliance

22.1	So far as the Seller is aware, each Group Company is being and has been for the three (3) years prior to the date of this Agreement operated at all times in material compliance with Environmental Laws and Health and Safety Laws.

22.2	So far as the Seller is aware, all applicable Environmental and Health and Safety Permits have been obtained by each Group Company, are in full force and effect and are being and have been complied with in all material respects in the three (3) years prior to the date of this Agreement.

22.3	So far as the Seller is aware, as at the date of this Agreement there are no applications or appeals pending in respect of any Environmental and Health and Safety Permits or Health and Safety Laws and Environmental Laws as such relate to any Group Company.

Hazardous Substances

22.4	So far as the Seller is aware, none of the activities of any Group Company have at any time in the three (3) years prior to the date of this Agreement involved, nor has any use of any asset, property or other land now or in the three (3) years prior to the date of this Agreement by any Group Company been for, the deposit, storage, treatment, disposal of Hazardous Substances, or resulted in the release, escape, discharge or migration into the Environment of any Hazardous Substance, in breach of Environmental Laws and / or Health and Safety Laws.

Storage Tanks

22.5	So far as the Seller is aware, there are no above or below ground storage tanks located at the Properties or other land or any part thereof now or in the three (3) years prior to the date of this Agreement, occupied or used by any Group Company that have been in breach of Environmental Laws and / or Health and Safety Laws.

22.6	Each Group Company has, at all times, maintained insurance to cover all material costs, liabilities, losses and / or expenses associated with any leakage, release, escape, discharge or migration into the Environment of any Hazardous Substances from above and below ground storage tanks.

Proceedings

22.7	So far as the Seller is aware, no Group Company is currently party to any Third Party Proceedings whether as claimant, defendant or otherwise under Environmental Laws or Health and Safety Laws, where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding and, so far as the Seller is aware, no Group Company has received written notice where such Third Party Proceedings in relation to Environmental Laws or Health and Safety Laws are threatened against a Group Company where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding.

Contractual Arrangements

22.8	So far as the Seller is aware, no Group Company has entered into any agreements, including without limitation, warranties, indemnities or guarantees with any third parties in relation to the transfer or retention of actual or potential environmental liability or obligations in relation to the operations of any Group Company or the use or occupation of any Property occupied or used by any Group Company.

Schedule 4

BUYER’S WARRANTIES

1.	In this Schedule 4, the following words and expressions shall have the following meanings:

“Accounts” means the consolidated audited accounts of the Buyer, as prepared in accordance with Applicable Law for the financial period ended on, the Accounts Date, together with a summary of significant accounting policies and other explanatory notes, independent auditors report and all other documents or reports or statements annexed thereto or incorporated therein.

“Accounts Date” means 31 December 2023.

2.	Defined terms used but not defined herein shall have the meaning given to them in Clause 1 (Interpretation), save that:

(a)	any reference to a “Group Company” within those defined terms shall be replaced with a reference to a “member of the Buyer’s Group”; and

(b)	any reference to a “Property” within those defined terms shall be replaced with a reference to a “property used by any member of the Buyer’s Group for the operation of the business of the Buyer’s Group”

Part 1: Fundamental Warranties

1.	capacity and AUTHORITY

1.1	The Buyer is a company validly existing under the laws of Dubai, UAE and has the necessary power and authority and has taken all necessary action to enter into and perform its obligations under this Agreement and the Transaction Documents to be executed by it at or before Completion in accordance with this Agreement which will, when executed, become binding and enforceable obligations of the Buyer in accordance with their respective terms.

2.	CONSIDERATION

2.1	As at Completion, all of the Consideration Shares shall be duly authorised, validly issued, fully paid and not issued in violation of any pre-emptive or similar rights or any Applicable Law.

2.2	At Completion, the Buyer has or will have, immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to pay the Cash Consideration.

Part 2: Commercial Warranties

1.	JOINT VENTURES

1.1	The Buyer is not, nor has it agreed to become, a member of any partnership or other unincorporated association, joint venture, or consortium or other profit or income sharing arrangement.

2.	EFFECT OF PURCHASE

2.1	So far as the Buyer is aware, the execution or the performance by the Buyer of this Agreement or any of the Transaction Documents will not:

2.1.1	result in a breach of, conflict with, or give rise to an event of default under, any Material Contract to which any member of the Buyer’s Group is a party or by which any member of the Buyer’s Group is bound;

2.1.2	result in a material breach of any provision of the memorandum and / or articles of association of the Buyer;

2.1.3	relieve any other party to a Material Contract with any member of the Buyer’s Group of its obligations or enable it to terminate the relevant Material Contract;

2.1.4	result in a breach of a material Licence or order of any court or governmental agency or regulatory body; or

2.1.5	result in a member of the Buyer’s Group losing the benefit of a material Licence.

2.2	Each member of the Buyer’s Group has the necessary power and authority to operate its business as conducted at the date of this Agreement.

3.	Information, Records and Documents

3.1	All title deeds relating to the assets of any member of the Buyer’s Group are in its possession.

4.	Accounts and Records

Accuracy of the Accounts

4.1	The Accounts:

4.1.1	have been prepared in accordance with Accounting Practice then in force;

4.1.2	have been prepared in accordance with all Applicable Law;

4.1.3	have been prepared on a consistent basis and using consistent Accounting Practice for the previous three financial years ended on the Accounts Date;

4.1.4	have been audited by an auditor or firm of accountants qualified to act as auditors in the UAE;

4.1.5	give a true and fair view of the state of the Buyer’s Group’s affairs and of their assets and liabilities as at, and of the profits and losses and total comprehensive income of the Buyer’s Group for the financial period ended on, the Accounts Date; and

4.1.6	are not misleading in any material respect.

Content of the Accounts

4.2	To the extent required by Accounting Practice, the Accounts:-

4.2.1	include adequate provision for all bad and doubtful debts, obsolete, damaged or slow-moving stocks/inventory and for depreciation on fixed assets;

4.2.2	include adequate provision for and/or disclosure of all actual liabilities and potential contingent, disputed and/or unquantified liabilities and all capital commitments of the Buyer’s Group in accordance with Accounting Practice;

4.2.3	include adequate provision or reserve for all Tax which has been or may be assessed or for which the Buyer’s Group may become accountable up to and including the Accounts Date and for any contingent or deferred Liability for Tax; and

4.2.4	do not materially overstate the value of the assets nor materially understate the value of liabilities (actual, contingent or otherwise) of any member of the Buyer’s Group as at the Accounts Date and do not materially overstate the profits or turnover of any member of the Buyer’s Group for the financial period ended on the Accounts Date.

4.3	No member of the Buyer’s Group has been party to any transaction or arrangement of which one of the main purposes was the removal or exclusion of an asset or liability (including a contingent liability) from the Accounts.

Books and Records

4.4	The accounts, books, ledgers, financial and other records of each member of the Buyer’s Group (the “Books and Records”):

4.4.1	are in the possession or under the control of the member of the Buyer’s Group to which they relate;

4.4.2	are up to date and constitute an accurate record of all matters required by law to appear in them, and in the case of the accounting records, comply with the requirements of Applicable Law; and

4.4.3	do not contain any material inaccuracies or discrepancies.

4.5	No written notice has been received containing an allegation that any of the Books and Records are incorrect or should be rectified.

Events since the Accounts Date

4.6	Since the Accounts Date:

4.6.1	the business of each member of the Buyer’s Group has been carried on in the ordinary and usual course and in the same manner (including nature and scope) as in the financial year ended on the Accounts Date so as to maintain the business as a going concern;

4.6.2	there has been no material change in the nature of the business carried on by any member of the Buyer’s Group, or in the manner in which it is conducted;

4.6.3	so far as the Buyer is aware, there has been no Material Adverse Change in the financial or trading position of any member of the Buyer’s Group;

4.6.4	there has been no material change in the assets and liabilities as shown in the Accounts;

4.6.5	no dividends or other distributions have been declared, paid or made by any member of the Buyer’s Group except as provided in the Accounts;

4.6.6	no share or loan capital of any member of the Buyer’s Group has been, or agreed to be, issued, allotted, redeemed, purchased or repaid by any member of the Buyer’s Group;

4.6.7	no debtor/receivable has been released by any member of the Buyer’s Group on terms that he pays less than the face value of his debt; no debt has been subordinated, written down or written off, provided against (in whole or in part), factored or assigned, and no member of the Buyer’s Group has agreed to do any of the foregoing;

4.6.8	each member of the Buyer’s Group has paid its creditors within the applicable periods agreed with the relevant creditor and there are no amounts owing by any member of the Buyer’s Group which have been outstanding for more than 180 days;

4.6.9	no member of the Buyer’s Group has borrowed any money or raised any money in the nature of borrowings except for borrowings on overdraft in the ordinary course of business from its bank(s) within each company’s existing overdraft facility with such bank(s);

4.6.10	no asset has been acquired or disposed of by any member of the Buyer’s Group except for current assets in the ordinary and usual course of trading; no contract, arrangement or transaction has been entered into and no payment has been made by any member of the Buyer’s Group otherwise than in the ordinary and usual course of carrying on its business and on entirely arm’s length terms and no member of the Buyer’s Group has assumed or incurred or agreed to assume or incur any liability (actual or contingent) otherwise than in the ordinary and usual course of carrying on its business;

4.6.11	no capital expenditure has been, or agreed to be, incurred and no commitments of a capital nature have been or agreed to be, entered into that cannot be terminated on less than 12 months’ notice or which (individually) involves total annual committed expenditure or annual committed aggregate consideration by any member of the Buyer’s Group of more than USD 1,000,000;

4.6.12	the business of any member of the Buyer’s Group has not been adversely affected by the loss (whether before or after the Accounts Date) of any contract or customer or supplier or, so far as the Buyer is aware, by any other factor not affecting similar businesses to a like extent and, so far as the Buyer is aware, there are no circumstances which are likely to give rise to any such effect on the business of any member of the Buyer’s Group;

4.6.13	so far as the Buyer is aware, no provision or reserve included in the Accounts has proved to be inadequate in the light of subsequent circumstances and, so far as the Buyer is aware, there are no circumstances which indicate that any such provision or reserve may prove to be inadequate; and

4.6.14	no member of the Buyer’s Group has offered any discounts or allowances other than in accordance with its normal business practice prior to the Accounts Date.

Related Party Transactions

4.7	The transaction contemplated by this Agreement will not oblige any member of the Buyer’s Group to pay any bonus, incentive or other payment to the Buyer or its connected persons.

5.	finance

Bank borrowing

5.1	The total amount borrowed by each member of the Buyer’s Group is from its bankers or any other lenders, or raised by way of acceptance credit and does not exceed its loan and other financial facilities and does not exceed the limitation on its borrowing and other powers contained in its articles of association or any other deed or document binding upon it.

5.2	No financial arrangement or facility in place between any member of the Buyer’s Group and its bankers or other lenders has in the last three (3) years been subject to any waiver, deferral, suspension, or concession.

5.3	[***]

5.3.1	[***]

5.3.2	[***]

Notice of repayment of borrowings

5.4	So far as the Buyer is aware, no event which is or, with the passing of time or the giving of any written notice or demand, would become an event of default under any loan capital, borrowing, debenture or financial facility of each member of the Buyer’s Group or would entitle any third party to call for repayment prior to normal maturity or to enforce any security it may have over the assets of any member of the Buyer’s Group has occurred or been alleged. So far as the Buyer is aware, no member of the Buyer’s Group has done anything whereby the continuance of any of those facilities might be affected or prejudiced or otherwise altered to the disadvantage of any member of the Buyer’s Group.

Guarantee

5.5	None of the facilities of any member of the Buyer’s Group are dependent on the guarantee or support or indemnity of, or any security provided by, a third party other than a member of the Buyer’s Group.

Loan capital

5.6	No member of the Buyer’s Group has outstanding loan capital nor has it borrowed or raised any money (save for short term borrowings from its bankers) nor has it factored or discounted its debts nor is it a party to any acceptance credit facility, bill of exchange, promissory note, finance lease or sale and lease-back arrangement or any other arrangement the purpose of which is to raise money which it has not repaid.

Creation of charges

5.7	No member of the Buyer’s Group has created, or agreed to create, any Encumbrance over its assets or given, or agreed to give, any guarantee, suretyship, indemnity or similar obligation or any agreement for the postponement of its debt.

Grants and allowances

5.8	No member of the Buyer’s Group has received any grants, allowances, subsidies, loans or financial assistance by any supranational, national or local authority or government agency.

6.	Assets and Stock

Title

6.1	All the assets included in the Accounts or acquired by a member of the Buyer’s Group since the Accounts Date are legally and beneficially owned by a member of the Buyer’s Group free from any Encumbrance. Those assets are not the subject of any assignment, equity, royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on deferred terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing).

Possession

6.2	All of the assets owned by a member of the Buyer’s Group are in the possession or under the control of a member of the Buyer’s Group.

6.3	Each member of the Buyer’s has adequate access to all plant, machinery, vehicles and other equipment and assets which are material for the effective operation of its business.

Condition

6.4	So far as the Buyer is aware all plant, machinery, vehicles and other equipment and assets owned or used by each member of the Buyer’s Group which are material for the effective operation of its business:

6.4.1	are in a good and safe condition and good working order (fair wear and tear excepted); and

6.4.2	are not expected to require renewal, replacements or additions within six (6) months from Completion.

Maintenance

6.5	So far as the Buyer is aware, maintenance contracts are in full force and effect in respect of all material assets of each member of the Buyer’s Group which it is normal or prudent to have maintained by independent or specialist contractors and in respect of all material assets which each member of the Buyer’s Group is obliged to maintain or repair under any hire purchase, leasing, rental, insurance or other agreement.

Trade debtors

6.6	None of the debts which are shown in the Accounts, or which have arisen subsequently, have been outstanding for more than three (3) months from the member of the Buyer’s Group’s due date for payment or have been released such that the debtor has paid less than the full amount of his debt.

6.7	No single debtor owes to any member of the Buyer’s Group an amount or amounts in aggregate greater than ten per cent (10%) of the total of all debts owing to such member of the Buyer’s Group.

6.8	So far as the Buyer is aware, there are no circumstances which indicate that any of the debts owing to any member of the Buyer’s Group at the date of this Agreement and which were not fully written off or fully provided against in the Accounts may prove to be irrecoverable to any material extent.

Product or services liability

6.9	So far as the Buyer is aware, no member of the Buyer’s Group has given any guarantee or warranty or made any representation in respect of goods or services supplied or contracted to be supplied by it save for any warranty or guarantee implied by law and (save as aforesaid) has not accepted any obligation which could give rise to any liability after any such goods or services have been supplied by it.

6.10	No member of the Buyer’s Group has received written notice of any claim where the amount claimed exceeds USD 500,000 with respect to any individual proceeding, which remains outstanding and which alleges any defect in, or lack of fitness for purpose of, any goods supplied or services provided by the relevant member of the Buyer’s Group, nor, so far as the Buyer is aware, are there any circumstances which could give rise to any such claim.

7.	Insurance

Insurance of Assets

7.1	All material assets and Properties of each member of the Buyer’s Group which are of an insurable nature have at all material times been, and are insured on commercially reasonable terms against all such risks normally insured against by a prudent person carrying on a similar business to such relevant member of the Buyer’s Group and Completion will not have the effect of terminating, or entitling the insurer to terminate, cover under any such insurance.

Other Insurances

7.2	Each member of the Buyer’s Group has at all material times been and is insured against accident, injury, third party liability (including, without limitation, product liability), cyber security, damage and all other risks normally insured against by a prudent person carrying on a similar business to such member of the Buyer’s Group and has at all times effected all insurances required by law or under any Material Contract.

7.3	The Buyer’s Group has no interest in and is not a beneficiary under, and does not pay and is not liable to pay any part of the premiums on, any policy of life assurance/insurance.

7.4	No member of the Buyer’s Group has keyman insurances or equivalent insurances with respect to any of its directors, officers or Employees.

Status and payment of premiums

7.5	All premiums due on the Policies have been duly and punctually paid and all the Policies are valid and in force and so far as the Buyer is aware, no member of the Buyer’s Group nor any agent of any member of the Buyer’s Group has done anything or omitted to do anything which might make any of the Policies void or voidable or might entitle any insurer not to pay all or part of any claim under any of the Policies.

Claims

7.6	No claim is outstanding under any of the Policies and, so far as the Buyer is aware, no circumstance exists (including, without limitation, any written claim by any third party against any member of the Buyer’s Group or any event or circumstance which might give rise thereto) which might give rise to a claim under any of the Policies.

7.7	In the twelve (12) months preceding the date of this Agreement, no claims have been made by any member of the Buyer’s Group on its insurers nor, so far as the Buyer is aware, have any circumstances arisen which may give rise to any claim, which (in either case) could have the effect of causing future premiums to be higher than would otherwise be the case.

8.	Contracts

Material Contracts

8.1	So far as the Buyer is aware, no member of the Buyer’s Group is a party to, or subject to any contract, arrangement, obligation or liability which:-

8.1.1	is outside the ordinary course of business of a member of the Buyer’s Group;

8.1.2	is not wholly on an arm’s length basis; or

8.1.3	save for the Material Contracts, requires or involves or is likely to require or involve annual expenditure by a member of the Buyer’s Group of more than USD 1,000,000 annually).

8.2	No member of the Buyer’s Group is a party to, or subject to, any Material Contract which:-

8.2.1	may be terminated as a result of the matters contemplated by the Transaction Documents; or

8.2.2	restricts its freedom to carry on its normal business activities.

8.3	There is no outstanding offer, proposal, estimate or quotation in respect of any member of the Buyer’s Group which, if accepted or incorporated into a contract would result in a contract which, if now in existence, would fall within any of sub-paragraphs 8.1 to 8.2 above.

8.4	All Material Contracts have been disclosed to the Seller.

Breach of Material Contract

8.5	So far as the Buyer is aware, no member of the Buyer’s Group has defaulted under any Material Contract and no written claim of any default has been made against any member of the Buyer’s Group nor is the Buyer aware that any counterparty is in default under any Material Contract with a member of the Buyer’s Group and as far as the Buyer is aware there is nothing whereby any Material Contract may be terminated, rescinded, avoided or repudiated by any counterparty or whereby the terms of it may be worsened.

Outstanding Offers

8.6	There is not outstanding any offer, tender or bid which is capable of being converted by acceptance into an obligation of a member of the Buyer’s Group.

Creditors

8.7	Each member of the Buyer’s Group has paid all its creditors within the credit periods normally applied by a member of the Buyer’s Group to such creditors (and no earlier).

Customers and suppliers

8.8	So far as the Buyer is aware, during the six (6) months preceding the date of this Agreement there has been no material change in the basis or terms on which any person (including any supplier) is prepared to enter into contracts or do business with a member of the Buyer’s Group (apart from normal price changes).

8.9	No person who is, or who has during the last twelve (12) months been, a material customer or supplier of goods or services to a member of the Buyer’s Group has ceased, or has threatened or indicated an intention to cease trading with or supplying a member of the Buyer’s Group or has reduced, or so far as the Buyer is aware, is likely to reduce, materially its trading with or supply to a member of the Buyer’s Group.

9.	Insider Contracts

9.1	So far as the Buyer is aware, no member of the Buyer’s Group is, and during the three (3) years preceding the date of this Agreement has not been, a party to any agreement:

9.1.1	which is or was not of an entirely arm’s length nature; or

9.1.2	in which the Buyer or any member of the Buyer’s Group or any director of the Buyer’s Group or any of them is or was directly or indirectly interested.

9.2	So far as the Buyer is aware, none of the assets (including the benefit of any Licences or agreements) belonging to any member of the Buyer’s Group have been acquired for a consideration otherwise than for its market value at the date of such acquisition.

9.3	There are no debts (whether or not due for payment and including contingent liabilities) or unfulfilled obligations (present or future, actual or contingent) owing between a member of the Buyer’s Group and any director or former director of a member of the Buyer’s Group or any connected person of any of them.

9.4	So far as the Buyer is aware, there is no written claim or circumstance which may give rise to a claim against any member of the Buyer’s Group by any other member of the Buyer’s Group or any director or former director of any member of the Buyer’s Group or any connected person of any of them.

10.	Litigation

Proceedings

10.1	So far as the Buyer is aware, no member of the Buyer’s Group is currently, or has in the three (3) years preceding the date of this Agreement been, engaged in any suit, action, litigation, arbitration, tribunal proceedings or investigation initiated by a Competent Authority against a member of the Buyer’s Group.

10.2	So far as the Buyer is aware, no member of the Buyer’s Group has received written notice of any such threatened suit, action, litigation, arbitration, tribunal proceedings or investigation initiated by a Competent Authority against a member of the Buyer’s Group.

10.3	So far as the Buyer is aware, no member of the Buyer’s Group is currently party to any Third Party Proceedings whether as claimant, defendant or otherwise (other than as claimant in proceedings for the collection of debts arising in the ordinary course of business) where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding, and so far as the Buyer is aware no member of the Buyer’s Group has received written notice where such Third Party Proceedings are threatened against a member of the Buyer’s Group where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding.

10.4	During the three (3) years preceding the date of this Agreement, so far as the Buyer is aware, there have not been any actions, claims, disputes, proceedings, suits initiated by any third party where the liability of a member of the Buyer’s Group (or claimed against a member of the Buyer’s Group) in relation thereto exceeded USD 1,000,000 with respect to any individual proceeding or claim.

10.5	During the three (3) years preceding the date of this Agreement, so far as the Buyer is aware, no member of the Buyer’s Group has given any undertaking to any court or to any third party arising out of any Third Party Proceedings and neither a member of the Buyer’s Group nor any of its property or assets are subject to any outstanding injunction, order, judgment, decree or arbitral award of any court, tribunal, arbitrator, governmental agency or other regulatory body.

11.	CompETITION

11.1	So far as the Buyer is aware, no member of the Buyer’s Group is, or has in the three (3) years prior to the date of this Agreement been, a party to or liable under or for any arrangement which infringes or has infringed Competition Law, nor, so far as the Buyer is aware, is any member of the Buyer’s Group subject to any actual investigation from any Competent Authority in relation to the foregoing.

11.2	So far as the Buyer is aware, no member of the Buyer’s Group is or has in the three (3) years prior to the date of this Agreement, been subject to any actual restriction on its conduct as a result of any decision, judgment, order or announcement or similar issued or adopted by any Competent Authority or following any arbitration or mediation proceedings in connection with the application of Competition Law.

12.	Legal Matters

Compliance with law

12.1	Each member of the Buyer’s Group has conducted its business materially in accordance with its memorandum and articles of association, all Applicable Law and regulations of any jurisdiction in which it carries on business and there has been no violation of, or default with respect to, any order or judgment of any court, tribunal, governmental agency or regulatory authority in any jurisdiction which has, or could have, a material adverse effect on the assets or business of a member of the Buyer’s Group.

12.2	Due compliance in all material respects has been made with the provisions of all Applicable Law in connection with the formation of each member of the Buyer’s Group, the allotment and issue, purchase and redemption of shares, debentures or other securities, the payment of dividends, any reduction of share capital and the conduct of its business and no written notice has been received that any of the foregoing is incorrect or should be rectified.

Licences

12.3	Each member of the Buyer’s Group has all material Licences for the proper carrying on of its business and each Licence is valid, in force and unconditional or subject only to a condition that has been fulfilled and under which no further action is required.

12.4	Each member of the Buyer’s Group has in all material respects carried on its business in compliance with the terms and conditions of any material Licence relevant to that member of the Buyer’s Group.

12.5	No Licence of a member of the Buyer’s Group will be revoked, cancelled or suspended as a result of the execution or performance of this Agreement or any document to be executed at or before Completion in accordance with this Agreement.

Documents filed

12.6	So far as the Buyer is aware, all returns, particulars, resolutions and other documents required to be delivered to the applicable company registrar / regulatory authority by each member of the Buyer’s Group in accordance with Applicable Law have been properly prepared and delivered.

13.	Ethical Business Practices

No bribery

13.1	In the three (3) years prior to the date of this Agreement, no member of the Buyer’s Group nor, so far as the Buyer is aware, any person (including any Employee, officer, subsidiary or any third party) who performs or has performed services for it or on its behalf has done or failed to do any act or thing the doing or omission of which does or could contravene Bribery Legislation applicable at the relevant time.

No anti-bribery enforcement action

13.2	In the three (3) years prior to the date of this Agreement, no member of the Buyer’s Group nor, so far as the Buyer is aware, any person (including any employee, officer, subsidiary or any third party) who performs or has performed services for it or on its behalf, has been the subject of any actual, pending or threatened complaint, action, investigation, enforcement proceedings or prosecution under Bribery Legislation and, so far as the Buyer is aware, there are no circumstances which may lead to such a complaint, action, investigation, enforcement proceedings or prosecution.

Adequate anti-bribery procedures

13.3	Each member of the Buyer’s Group has (and has maintained at all times) adequate policies and procedures designed to ensure continued compliance with Bribery Legislation by each such member of the Buyer’s Group and any person (including any Employee, officer, subsidiary or third party) who performs services for it or on its behalf.

Compliance with sanctions regimes

13.4	In the three (3) years prior to the date of this Agreement, no member of the Buyer’s Group nor, so far as the Buyer is aware, any person (including any Employee, officer, subsidiary or any third party) who performs or has performed services for it or on its behalf, has done or failed to do any act or thing the doing or omission of which does or could contravene the provisions of any Relevant Sanctions Regime.

14.	Insolvency

14.1	In relation to each member of the Buyer’s Group:

14.1.1	no resolution has been passed (and no meeting has been convened, and no written resolution has been circulated with a view to any resolution), no petition has been presented and no order has been made, for the purpose of its winding up and no application or order has been made for a provisional liquidator to be appointed;

14.1.2	no notice of intention to appoint an administrator has been filed and/or served on any creditor of a member of the Buyer’s Group, no application for the appointment of an administrator has been made and no other steps in relation to the appointment of an administrator have been taken nor has any administrator been appointed;

14.1.3	no document has been filed at court initiating or applying for a moratorium, no court has made an order subjecting any member of the Buyer’s Group to a moratorium and no moratorium has been obtained;

14.1.4	no procedure has been commenced, by any Competent Authority or any other person, with a view to striking-off;

14.1.5	no administrative receiver, receiver, administrator, monitor, nominee, supervisor, liquidator or provisional liquidator or similar officer has been appointed and no Encumbrance has been enforced;

14.1.6	no event has occurred or, so far as the Buyer is aware, will occur by virtue of the execution and performance of this Agreement and the other agreements and documents referred to in it which would cause, or entitle any person to cause, any of the events cited at paragraphs 14.1.1 to 14.1.5 above;

14.1.7	it has not stopped or threatened to stop paying its creditors, is not insolvent, and is not unable to pay its debts;

14.1.8	the balance of its assets is not less than its liabilities (taking into account contingent and prospective liabilities);

14.1.9	there is no unsatisfied judgment or order of any court or tribunal, or award of any arbitrator, outstanding against it;

14.1.10	no distress, commercial rent arrears recovery, attachment, execution or other process has been levied against any of its assets;

14.1.11	no voluntary arrangement, compromise or similar arrangement with creditors has been proposed, agreed or sanctioned in respect of any member of the Buyer’s Group;

14.1.12	no decision of creditors, or any class of them, has been sought, no proposal has been made for a moratorium, composition or arrangement in relation to any of its debts; and

14.1.13	no event or step analogous to any of the above has occurred in any jurisdiction.

15.	Intellectual Property

15.1	All material Intellectual Property is legally and beneficially owned by the Buyer’s Group free from all Encumbrances and the relevant member of the Buyer’s Group has the has the right to use all material Intellectual Property materially necessary for the effective operation of its business in all material respects in the manner in which it is currently conducted.

15.2	So far as the Buyer is aware, neither the validity or subsistence of the material Intellectual Property, nor the right, title and interest of any member of the Buyer’s Group in the material Intellectual Property, is the subject of any current challenge, claim or proceedings that would have a material adverse impact on any member of the Buyer’s Group.

15.3	So far as the Buyer is aware, all renewal fees relating to material Intellectual Property due and payable on or before the date of this Agreement have been paid.

15.4	So far as the Buyer is aware, no written claim has been made by a third party which alleges that any of the operations of any member of the Buyer’s Group infringe the Intellectual Property of any third party or which disputes the right of any member of the Buyer’s Group to use any Intellectual Property. The Buyer is not aware of any circumstances that are likely to give rise to any such claim.

16.	INFORMATION TECHNOLOGY

16.1	So far as the Buyer is aware, all the Computer Systems used or required to be used by the Buyer’s Group:

16.1.1	have adequate capacity for the present needs of each member of the Buyer’s Group; and

16.1.2	have adequate security, back-up systems, duplication, hardware and software support and maintenance and trained personnel designed to preserve the availability, security and integrity of the Computer Systems and the data and information stored on the Computer Systems.

16.2	So far as the Buyer is aware, in the three (3) years immediately preceding the date of this Agreement no member of the Buyer’s Group has suffered any major failures or bugs in or breakdowns of any of the Computer Systems (including hardware and software) which it uses in its business which have resulted in significant or repeated disruption or loss or interruption in or to its use.

16.3	The material Computer Systems are either owned by, or properly licensed or leased to, each member of the Buyer’s Group. No member of the Buyer’s Group is in default under the licenses or leases and, so far as the Buyer is aware, there are no grounds on which they might be terminated.

17.	DATA PROTECTION

17.1	So far as the Buyer is aware, each member of the Buyer’s Group has at all times in the three (3) years prior to the date of this Agreement complied in all material respects with applicable Data Protection Laws in processing any Personal Data.

17.2	In the three (3) years prior to the date of this Agreement, no member of the Buyer’s Group has received any written notice from any Competent Authority or any other person in connection with any non-compliance or alleged non-compliance with applicable Data Protection Laws.

17.3	In the three (3) years prior to the date of this Agreement, no data subject or third party has issued proceedings against any member of the Buyer’s Group nor been awarded any compensation from any member of the Buyer’s Group for breach of applicable Data Protection Laws, in any jurisdiction.

17.4	So far as the Buyer is aware, no member of the Buyer’s Group has suffered any material breach of security leading to the accidental or unlawful destruction, loss, alteration, unauthorised disclosure of, or access to, any material Personal Data.

17.5	Each member of the Buyer’s Group has in place policies and procedures designed to comply with all applicable Data Protection Laws including data protection policies, processes and procedures concerning the collection, use, storage, retention and security of Personal Data and incidents involving actual or suspected Personal Data breaches.

18.	Employees

18.1	The Buyer has provided the Seller with a list of information (including salary and allowances; benefits; date of commencement of employment; notice period; expiry date of fixed term contract; date of birth) relating to each Employee earning in excess of USD 200,000 (or equivalent) per annum and that information was at the time it was provided and remains complete and accurate.

18.2	So far as the Buyer is aware, there is no written or unwritten contract of employment between any member of the Buyer’s Group and a director or an Employee of any member of the Buyer’s Group which cannot be terminated by three (3) months’ notice or less without giving rise to a claim for damages or compensation (other than a statutory end of service gratuity payment or statutory compensation for arbitrary dismissal).

18.3	There is no agreement or arrangement to which a member of the Buyer’s Group is a party for profit-sharing or for payments to any of its directors or Employees of bonuses or for incentive payments or other similar matters and, except for remuneration for employment, no money is payable to any Employee, director or consultant of any member of the Buyer’s Group.

18.4	No Employee earning in excess of USD 200,000 (or equivalent) per annum has given or been given notice to terminate his or her employment, and no dispute is outstanding between any member of the Buyer’s Group and such Employee relating to their employment or its termination.

18.5	No agreement or representation has been made with or to any Employee that their terms and conditions of employment or engagement will be varied outside of the ordinary course of business.

18.6	There is no formal or informal policy or practice in place at any member of the Buyer’s Group of making termination of ex-gratia payments in excess of those required by Applicable Law.

18.7	No outstanding liability has been incurred by any member of the Buyer’s Group in the two (2) years prior to the date of this Agreement for breach of any contract of employment, compensation for arbitrary dismissal or for failure to comply with any order for the reinstatement or re-engagement of any Employee or in respect of any other liability arising out of the termination of any contract of employment. So far as the Buyer is aware, no outstanding liabilities in the UAE Ministry of Human Resources and Emiratisation or immigration authorities or otherwise exist as at the date of this Agreement against any member of the Buyer’s Group.

18.8	No member of the Buyer’s Group has agreed to make a payment to any Employee in connection with the actual or proposed termination or variation of an employment contract.

18.9	There are no sums owing to any Employee or any former Employees other than reimbursement of expenses, wages for the current pay period and holiday pay for the current holiday year.

18.10	No member of the Buyer’s Group has paid any loans or advance payments to any Employees.

18.11	No offer of employment has been made by any member of the Buyer’s Group, for a role where such new Employee would earn in excess of USD 200,000 (or equivalent) per annum, that has not yet been accepted or that has been accepted but where the employment has not started yet.

18.12	No Employee will be entitled as a result of or in connection with any change of control of any member of the Buyer’s Group or as a result of this Agreement:

18.12.1	to terminate his employment with any member of the Buyer’s Group;

18.12.2	to receive any payment, reward or benefit of any kind;

18.12.3	to receive any enhancement in or improvement to his remuneration, benefits or terms and conditions of service; or

18.12.4	to treat himself as being dismissed on the ground of redundancy or otherwise released from any obligation to any member of the Buyer’s Group.

19.	TAX MATTERS

19.1	Each member of the Buyer’s Group has, at all times in the six (6) years prior to the date of this Agreement, complied with all applicable Tax laws.

19.2	In the six (6) years prior to the date of this Agreement each member of the Buyer’s Group has within the relevant time limits correctly made all returns, given all notices and submitted all computations, accounts or other information required to be made, given or submitted to any Tax Authority and all such returns and other documentation were and remain true, complete and accurate.

19.3	Each member of the Buyer’s Group has (where relevant) obtained valid and subsisting Tax licences, registrations and authorisations or consents in accordance with applicable Tax laws.

19.4	In the six (6) years prior to the date of this Agreement all claims, elections and disclaimers assumed for the purposes of the Accounts or the returns have within the relevant time limits been correctly made and submitted, and remain valid in all respects.

19.5	No member of the Buyer’s Group has any agreement or arrangement with a Tax Authority whereby it is assessed to or accounts for Tax other than in accordance with the strict terms of relevant legislation or published practice of the relevant Tax Authority.

19.6	In the six (6) years prior to the date of this Agreement, each member of the Buyer’s Group has:

19.6.1	properly deducted and/or withheld from payments made by it all Tax required to be deducted and/or withheld; and

19.6.2	within the relevant time limits paid or accounted for all Tax which it is or was liable to pay or account for (including Tax required to be deducted or withheld from payments).

19.7	No member of the Buyer’s Group is liable to pay corporation Tax in instalments.

19.8	Provision or reserve (as appropriate) has been made in the Accounts in accordance with generally accepted accounting principles in respect of any period ended on or before the Accounts Date for any Liability for Tax (whether actual, deferred, contingent or disputed) assessed or liable to be assessed on any member of the Buyer’s Group or for which it is accountable at the Accounts Date.

19.9	Each member of the Buyer’s Group has maintained and is in possession of all records required for Tax purposes and all such records remain true, complete and accurate in all material respects. In particular, without limitation, each member of the Buyer’s Group has sufficient records to enable it to calculate any present or, so far as possible and so far as the Buyer is aware, future Liability for Tax of a member of the Buyer’s Group or its entitlement to any deduction, relief or repayment of Tax and any claims and elections it has made relating to Tax.

19.10	No member of the Buyer’s Group is, or has within the last six (6) years been, liable to pay any fine, interest, surcharge or penalty in relation to Tax, nor involved in any dispute with, or the subject of an enquiry or investigation by a Tax Authority, and so far as the Buyer is aware there are no facts which are likely to cause it to become liable to pay any fine, interest, surcharge or penalty nor to give rise to any such dispute, enquiry or investigation.

19.11	No member of the Buyer’s Group has entered into or been a party to any transaction where the sole of main purpose or one of the main purposes was the avoidance of Tax, whether as part of a scheme, arrangement, series of transactions or otherwise.

19.12	So far as the Buyer is aware, all transactions and arrangements made by each member of the Buyer’s Group have been made on fully arm’s length terms and there are no circumstances in which any rule or provision is reasonably likely to apply causing any Tax Authority to make an adjustment to the terms on which such transaction or arrangement is treated as being made for Tax purposes on the basis that such transaction or arrangements are not such as would be entered into by separate and independent enterprises.

19.13	No member of the Buyer’s Group has entered into any indemnity, covenant, warranty, guarantee, agreement or election pursuant to which a member of the Buyer’s Group could be liable to make a payment or repayment of a sum equivalent to, or calculated by reference to, another person’s Liability for Tax.

19.14	No Tax has been or, so far as the Buyer is aware, may be assessed on or required to be paid by any member of the Buyer’s Group where the amount in question is the primary liability of another person, and where such assessment or requirement arises or arose by reason of the failure by any other person to satisfy a Liability for Tax.

19.15	Each member of the Buyer’s Group is, and always has been, resident only in its jurisdiction of incorporation for Tax purposes (and has never been treated as resident outside its jurisdiction of incorporation for the purposes of any double tax convention), and is not acting nor has ever acted as the branch, agent, factor, or tax representative of any person resident outside its jurisdiction of its incorporation for Tax purposes.

19.16	No member of the Buyer’s Group is carrying on nor has ever carried on any trade or otherwise been liable to Tax other than in its jurisdiction of incorporation, nor is acting nor has ever acted as the branch, agent, factor, or tax representative of any person resident outside its jurisdiction of incorporation for Tax purposes.

19.17	Each member of the Buyer’s Group is registered in the UAE for the purposes of the legislation relating to VAT and is not registered, and is not required to register, in any other jurisdiction in respect of VAT or any similar tax.

19.18	All supplies made by each member of the Buyer’s Group are taxable supplies.

19.19	Each member of the Buyer’s Group is entitled to full credit for VAT charged to it.

19.20	Since the Accounts Date, no member of the Buyer’s Group has been involved in any transaction outside the ordinary and normal course of business which has given or, so far as the Buyer is aware, is likely to give rise to a Liability for Tax.

19.21	No liability to Tax will or, so far as the Buyer is aware, may arise to a member of the Buyer’s Group or be increased as a result of or in consequence of the entry into of this Agreement and/or the sale of the Shares pursuant to this Agreement.

20.	Property

20.1	So far as the Buyer is aware, each member of the Buyer’s Group has performed and observed all material covenants, restrictions, reservations, conditions, agreements, statutory requirements, byelaws, orders, building regulations and other stipulations and regulations affecting the properties used by it in carrying out the business of the Buyer’s Group, so far as the Buyer is aware, there is no outstanding complaint alleging breach or non-observance by any member of the Buyer’s Group or any counterparty in respect of any of them.

20.2	No member of the Buyer’s Group uses or occupies, directly or as a sub-tenant, any property without a valid lease, tenancy, license or other form of occupancy or service agreement, the required consents of the landlord and/or superior landlord (as applicable) or in breach of Applicable Law.

20.3	So far as the Buyer is aware, there are no current Third Party Proceedings concerning the any of the properties used by it (or any member of the Buyer’s Group) for the purposes of carrying on the business of the Buyer’s Group, or their use and occupation, where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding and so far as the Buyer is aware no member of the Buyer’s Group has received written notice where such Third Party Proceedings are threatened against a member of the Buyer’s Group where the amount claimed exceeds USD 1,000,000 (with respect to any individual proceeding) in respect of any of the properties used by any member of the Buyer’s Group in the operation of its business.

20.4	So far as the Buyer is aware, all buildings, erections and structures comprised in the properties used by it (or any member of the Buyer’s Group) for the purposes of carrying on the business of the Buyer’s Group, and all fixtures and fittings on such properties, are in good and substantial repair and condition so as to be fit for the purpose for which they are at present used and, so far as the Buyer is aware, there are no structural or other defects latent or patent affecting any of those properties.

21.	ENVIRONMENTAL AND HEALTH AND SAFETY

Use of properties and legal compliance

21.1	So far as the Buyer is aware, the business of each member of the Buyer’s Group is being and has been for the three (3) years prior to the date of this Agreement operated at all times in material compliance with Environmental Laws and Health and Safety Laws.

21.2	So far as the Buyer is aware, all applicable Environmental and Health and Safety Permits have been obtained by each member of the Buyer’s Group, are in full force and effect and are being and have been complied with in all material respects in the three (3) years prior to the date of this Agreement.

21.3	So far as the Buyer is aware, as at the date of this Agreement there are no applications or appeals pending in respect of any Environmental and Health and Safety Permits or Health and Safety Laws and Environmental Laws as such relate to any member of the Buyer’s Group.

Hazardous Substances

21.4	So far as the Buyer is aware, none of the activities of any member of the Buyer’s Group have at any time in the three (3) years prior to the date of this Agreement involved, nor has any use of any asset, property or other land now or in the three (3) years prior to the date of this Agreement by any member of the Buyer’s Group been for, the deposit, storage, treatment, disposal of Hazardous Substances, or resulted in the release, escape, discharge or migration into the Environment of any Hazardous Substance, in breach of Environmental Laws and / or Health and Safety Laws.

Proceedings

21.5	So far as the Buyer is aware, no member of the Buyer’s Group is currently party to any Third Party Proceedings whether as claimant, defendant or otherwise under Environmental Laws or Health and Safety Laws, where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding and, so far as the Buyer is aware, no member of the Buyer’s Group has received written notice where such Third Party Proceedings in relation to Environmental Laws or Health and Safety Laws are threatened against a member of the Buyer’s Group where the amount claimed exceeds USD 1,000,000 with respect to any individual proceeding.

Contractual Arrangements

21.6	So far as the Buyer is aware, no member of the Buyer’s Group has entered into any agreements, including without limitation, warranties, indemnities or guarantees with any third parties in relation to the transfer or retention of actual or potential environmental liability or obligations in relation to the operations of any member of the Buyer’s Group or the use or occupation of any of the properties occupied or used by any member of the Buyer’s Group in the operation of the business of the Buyer’s Group.

Schedule 5

Limitation on Seller’s Liability

1.	Scope

Save as otherwise expressly provided in this schedule, the provisions of this schedule shall operate to limit the liability of the Seller in respect of any claim under the Seller’s Warranties, Clause 19 (Tax Covenant) (where expressly stated) and Clause 21 (Leakage) (where expressly stated) and references to “Claim” and “Claims” shall be construed accordingly.

2.	Limitations on Quantum

2.1	[***]

2.2	[***]

2.3	[***]

3.	Time Limits

3.1	[***]

3.2	[***]

4.	NO DOUBLE RECOVERY

4.1	The Seller shall not be liable in respect of any breach of the Seller Tax Warranties if and to the extent that the resulting loss has been recovered under the Tax Covenant, and the Buyer shall not be entitled to recover more than once in respect of the same circumstances giving rise to a Claim.

4.2	[***]

5.	CONTINGENT AND UNQUANTIFIABLE LIABILITIES

5.1	If any Claim (other than a Tax Claim) is based upon a liability which is contingent only, the Seller shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment.

5.2	The Buyer shall not be entitled to claim or recover for any Consequential Losses in respect of any Claim under this Agreement.

6.	MITIGATION NOT AFFECTED

Nothing in this Agreement shall or shall be deemed to relieve the Buyer of its common law duty to mitigate any loss incurred by it in respect of which it may have a Claim (other than a Tax Covenant Claim).

7.	NO LIABILITY IF LOSS IS OTHERWISE COMPENSATED

7.1	No liability shall attach to the Seller in respect of any Claim if but only to the extent that specific provision or reserve in respect of the matter giving rise to that Claim has been made in the Accounts or the Management Accounts.

7.2	No liability shall attach to the Seller in respect of any Claim if but only to the extent that the Claim relates to any loss or damage actually recovered by any member of the Buyer’s Group under any policy of insurance.

8.	BUYER’S KNOWLEDGE

The Seller shall not be liable in respect of any Claim (other than a Tax Covenant Claim) by the Buyer under the Seller Commercial Warranties and/or the Seller Tax Warranties to the extent that the facts, matters or circumstances giving rise to the relevant Claim were actually known by the Buyer (and for the purposes of this paragraph the actual knowledge of the Buyer shall be deemed to comprise and be limited to the actual knowledge of Ahmad Kilani and Ali Abouda).

9.	FUTURE ACTS

9.1	The Seller shall not be liable for any Claim to the extent that the matter giving rise to such Claim would not have arisen but for:

9.1.1	the passing of, or a change in, a law, rule, regulation, generally accepted interpretation of the law, published or administrative practice of a government, governmental department, agency or regulatory body after the date of this Agreement or an increase in the Tax rates or an imposition of Tax, in each case not actually or prospectively in force at the date of this Agreement;

9.1.2	a voluntary act (other than (i) an omission or act carried out pursuant to a legally binding obligation created on or before Completion (ii) imposed on any Group Company by any legislation whether coming into force on or before Completion, (iii) in the case of a Tax Claim, a disclosure to a Tax Authority which the Buyer is required to make by Applicable Law; or (iv) carried out at the written request of the Seller) of any member of the Buyer’s Group occurring after Completion which the Buyer was aware or ought reasonably to have been aware would give rise to such Claim in question; or

9.1.3	an act, omission or transaction before Completion instigated at the request in writing of the Buyer.

10.	FRAUD

10.1	None of the limitations contained in this Schedule 5 apply to any Claim by the Buyer to the extent that such claim arises as a result of fraud or wilful default.

Schedule 6

Limitation on Buyer’s Liability

1.	Scope

1.1	Save as otherwise expressly provided in this schedule, the provisions of this schedule shall operate to limit the liability of the Buyer in respect of any claim under the Buyer’s Warranties, Clause 13.2, and Clause 19 (Tax Covenant) and references to “Claim” and “Claims” shall be construed accordingly.

2.	Limitations on Quantum

2.1	[***]

2.2	[***]

2.3	[***]

2.4	[***]

3.	Time Limits

3.1	[***]

3.2	[***]

3.3	[***]

4.	CONTINGENT AND UNQUANTIFIABLE LIABILITIES

4.1	If any Claim (other than a Tax Claim) is based upon a liability which is contingent only, the Buyer shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment.

4.2	The Seller shall not be entitled to claim or recover for any Consequential Losses in respect of any Claim under this Agreement.

5.	MITIGATION NOT AFFECTED

5.1	Nothing in this Agreement shall or shall be deemed to relieve the Seller of its common law duty to mitigate any loss incurred by it in respect of which it may have a Claim.

6.	NO LIABILITY IF LOSS IS OTHERWISE COMPENSATED

6.1	No liability shall attach to the Buyer in respect of any Claim if but only to the extent that specific provision or reserve in respect of the matter giving rise to that Claim has been made in the Buyer’s Accounts (as such term is defined in Schedule 4).

6.2	No liability shall attach to the Buyer in respect of any Claim if but only to the extent that the Claim relates to any loss or damage actually recovered by any member of the Seller’s Group under any policy of insurance.

7.	SELLER’S KNOWLEDGE

The Buyer shall not be liable in respect of any Claim by the Seller to the extent that the facts, matters or circumstances giving rise to the relevant Claim were actually known by the Seller (and for the purposes of this paragraph the actual knowledge of the Seller shall be deemed to comprise and be limited to the actual knowledge of Saif Al Hazaimeh and Ines Bezaznia).

8.	FUTURE ACTS

8.1	The Buyer shall not be liable for any Claim to the extent that the matter giving rise to such Claim would not have arisen but for:

8.1.1	the passing of, or a change in, a law, rule, regulation, generally accepted interpretation of the law, published or administrative practice of a government, governmental department, agency or regulatory body after the date of this Agreement or an increase in the Tax rates or an imposition of Tax, in each case not actually or prospectively in force at the date of this Agreement;

8.1.2	a voluntary act (other than (i) an omission or act carried out pursuant to a legally binding obligation created on or before Completion (ii) imposed on any member of the Buyer’s Group by any legislation whether coming into force on or before Completion or (ii) carried out at the written request of the Buyer) of any member of the Seller’s Group occurring after Completion which the Seller was aware or ought reasonably to have been aware would give rise to such Claim in question; or

8.1.3	an act, omission or transaction before Completion instigated at the request in writing of the Seller.

9.	FRAUD

None of the limitations contained in this Schedule 6 apply to any Claim by the Seller to the extent that such claim arises as a result of fraud or wilful default.

Schedule 7

position pending completion

(Clause 6)

1.	The Seller shall notify the Buyer of any fact or matter (whether existing on or before the date of this Agreement, or arising prior to Completion) which constitutes a breach, or potential breach of any of the Seller’s Warranties if such warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing, as soon as reasonably practicable following the Seller or any Group Company becoming aware of such fact or matter.

2.	The Seller shall allow the Buyer and its representatives, on reasonable notice and during Working Hours, access to the management and premises of each Group Company, and to the books and records of each Group Company (including without limitation, all statutory books, minute books, leases, contracts, supplier lists, customer lists and including electronic records).

3.	The Seller shall procure that each Group Company shall, save to the extent expressly required by this Agreement or Applicable Law or save with the prior written approval of the Buyer (such approval not to be unreasonably withheld, conditioned or delayed):-

3.1	not create, allot, issue, repay, redeem or grant any options over any share or loan capital of a Group Company or agree to do any of those things;

3.2	not acquire or agree to acquire any share or other interest in any company, partnership or other venture;

3.3	not acquire or dispose of, or agree to acquire or dispose of, any material asset or material stocks other than in the ordinary and usual course of business;

3.4	not incur or authorise any capital expenditure exceeding in aggregate USD 15,000,000 or USD 5,000,000 per item;

3.5	not declare, make or pay any dividend or other distribution;

3.6	not pass a shareholders’ resolution;

3.7	not pay any management charge to the Seller or agree to pay such charge or incur any other liability to the Seller;

3.8	not create, or agree to create, an Encumbrance over an asset or redeem, or agree to redeem, an existing Encumbrance over an asset;

3.9	continue each Policy in full force and effect;

3.10	in relation to the Properties:-

3.10.1	not change its existing use;

3.10.2	not terminate, or give a notice to terminate, a lease, tenancy or licence;

3.10.3	not agree a new rent or fee payable under a lease, tenancy or licence; and

3.10.4	not grant any lease, licence or right of occupation in respect of the Properties to any third party;

3.11	not enter into any contract or arrangement: with a value in excess of USD 10,000,000; that is long term (over 12 months in duration); that is entered into other than in the ordinary and usual course of business of the Group, or which may result in any material change in the nature or scope of the operations of the Group;

3.12	not amend or terminate a material agreement to which it is a party;

3.13	not amend the terms of employment of any Employee (including pension commitments and share options) or provide or agree to provide a gratuitous payment or benefit to any Employee (or any of their dependants) or offer to engage any new employee or consultant at an annual salary or fee (on the basis of full time engagement) in excess of USD 100,000 or dismiss any Employee other than in the ordinary and usual course of business;

3.14	not amend, or agree to amend, the terms of its borrowing or indebtedness in the nature of borrowing or create, incur or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except pursuant to existing facilities where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by the Group Company under those facilities);

3.15	not increase the level of any intra group indebtedness other than in the ordinary course of business, and as is reasonably necessary for the operation of the business of Group Companies;

3.16	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur or agree to incur financial or other obligations other than in the ordinary and usual course of business;

3.17	not commence or threaten to commence any legal or arbitration proceedings with a value in excess of USD 1 million;

3.18	not compromise, settle, release, discharge or compound legal or arbitration proceedings or a liability, claim, action, demand or dispute, or waive a right in relation to legal or arbitration proceedings;

3.19	not enter into an agreement in which the Seller, any member of the Seller’s Group a director or any former director of the Group or a connected person is interested;

3.20	not do or omit to do anything which materially prejudices any right of a Group Company to the Intellectual Property Rights; and

3.21	not grant or agree to grant any interest in any of the Intellectual Property Rights to anyone.

4.	The Buyer shall notify the Seller of any fact or matter (whether existing on or before the date of this Agreement, or arising afterwards) which constitutes a breach, or potential breach of any of the Buyer’s Warranties if such warranties were to be repeated on or at any time before Completion by reference to the facts and circumstances then existing, as soon as reasonably practicable following the Buyer becoming aware of such fact or matter.

5.	The Buyer shall allow the Seller and its representatives, on reasonable notice and during Working Hours, access to the management and premises of each member of the Buyer’s Group, and to the books and records of each member of the Buyer’s Group (including without limitation, all statutory books, minute books, leases, contracts, supplier lists, customer lists and including electronic records).

6.	The Buyer shall, save to the extent expressly required by this Agreement or Applicable Law or save with the prior written approval of the Seller (such approval not to be unreasonably withheld, conditioned or delayed):-

6.1	not create, allot, issue, repay, redeem or grant any options over any share or loan capital of the Buyer or agree to do any of those things;

6.2	not amend the terms of employment of any Employee (including pension commitments and share options) or provide or agree to provide a gratuitous payment or benefit to any Employee (or any of their dependants) or offer to engage any new Employee or consultant at an annual salary or fee (on the basis of full time engagement) in excess of USD 100,000 or dismiss any Employee other than in the ordinary and usual course of business;

6.3	not acquire or dispose of, or agree to acquire or dispose of:

6.3.1	any material asset, having a value in excess of USD 500,000; or

6.3.2	stocks other than (i) in the ordinary course of business; or (ii) in accordance with the terms of the agreement on liquidity provision dated 25 September 2023 between the Buyer, as “Issuer”, and BHM Capital Financial Services PSC, as “Liquidity Provider”, pursuant to which the Liquidity Provider is permitted to acquire up to five per cent. (5%) of the Buyer’s total issued share capital on any given trading day to execute buy and sell trades on the Dubai Financial Market;

6.4	save in respect of any dry dock and vessel upgrades required to be undertaken by the Buyer (or other Buyer Group Company, as applicable) up to a maximum value of USD 6,000,000, not incur or authorise any capital expenditure exceeding in aggregate USD 1,500,000 or USD 500,000 per item; and

6.5	not declare, make or pay any dividend or other distribution.

7.	Each Party agrees not to take (and in the case of the Seller it will procure that no Group Company will take) any action which is inconsistent with the provisions of this Agreement or the consummation of the transactions contemplated by this Agreement.

Schedule 8

DOCUMENTS TO BE DELIVERED AT COMPLETION

(Clause 8.2 (Completion))

1.	At Completion the Seller shall deliver or make available to the Buyer the following:-

1.1	a legal opinion from reputable Cayman legal counsel in respect of the capacity of the Seller to enter into the Transaction Documents (in a form reasonably acceptable to the Buyer);

1.2	share certificates for all the issued shares in each of the Companies (or an indemnity in a form satisfactory to the Buyer in the case of any missing certificates) and duly executed transfers of all shares in each of the Companies held by nominees to the Buyer or as it directs;

1.3	a deed of acknowledgement and/or waiver from the Seller that all intra group indebtedness has been discharged;

1.4	a copy of the Seller’s Supplemental Disclosure Letter executed by the Seller; and

1.5	a signed acknowledgement of receipt of the Buyer’s Supplemental Disclosure Letter.

2.	At Completion the Buyer shall deliver or make available to the Seller the following:-

2.1	a copy of the Buyer’s Supplemental Disclosure Letter executed by the Buyer;

2.2	[***]; and

2.3	a signed acknowledgement of receipt of the Seller’s Supplemental Disclosure Letter.

Schedule 9

PART A - PERMITTED LEAKAGE

1.	Accrual and/or payment of all amounts owed by the Group Companies under existing debt facilities (including principal, interest, gross up obligations or other Tax payment and any pre-payment fees, break fees, make whole payments or similar amounts) which have been disclosed to the Buyer at document [***] of the Seller’s Data Room and to release all security in relation to any such debt facilities.

2.	Any payment made or to be made by or on behalf of a Group Company to the extent that it is specifically agreed to as “Permitted Leakage” in writing by the Buyer.

3.	Any of the following amounts:

[***]

PART B – OPERATIONAL COSTS

[***]

Schedule 10

POST-COMPLETION OBLIGATIONS

Obligations of the Seller post-Completion

Following Completion, the Seller undertakes to the Buyer that:

1.	it will not, and will procure that none of its directors, officers or Employees, nor any person appointed by it to the board of directors of the Buyer will, vote or attend any meetings of the Buyer (whether as a shareholder, director or otherwise) in relation to any matter concerning (whether directly or indirectly) any decision by any member of the Buyer’s Group to take (or refrain from taking) any action against the Seller in connection with any breach of any of the Transaction Documents or any other claim against the Seller arising out of or connected to the Transaction Documents.

2.	[***]

Obligations of the Buyer post-Completion

Following Completion, the Buyer undertakes to the Seller, in each case in accordance with Applicable Law, including, without limitation, the Companies Law and any obligations and restrictions imposed by SCA that:

1.	it will co-operate and provide reasonable support and assistance as may be required by the Seller in order to facilitate the transfer of:

(a)	the Mandatory Convertible Bonds; and/or

(b)	any portion of the Consideration Shares [***],

in each case to the Permitted Transferees in accordance with Clause 10.2;

2.	[***]

3.	[***]

4.	[***]

SIGNED by

a duly authorised officer

for and on behalf of

BROOGE ENERGY LIMITED

in the presence of:-

Signature of Witness: /s/ Saif Alhazaimeh

Name of Witness: Saif Alhazaimeh

Address: [***]

Occupation: CEO BPGIC

) /s/ Ines Bezaznia ) ) )

SIGNED by

a duly authorised officer

for and on behalf of

GULF NAVIGATION HOLDING PJSC

in the presence of:-

Signature of Witness: /s/ Samer Katerji

Name of Witness: Samer Katerji

Address: [***]

Occupation: Banker

) /s/ Ahmad Kilani ) ) )